08002265

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bankers Petroleum Ltd.

*CURRENT ADDRESS Suite 400, 906 - 12 Avenue SW
Calgary, Alberta, Canada T2R 1K7

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2008
THOMSON REUTERS

FILE NO. 82- 35789

FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: [signature]

DAT : 5/1/08

082-35789

Bankers
PETROLEUM LTD

12-31-07
AR/S

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2007

March 28, 2008

TABLE OF CONTENTS

PRELIMINARY NOTES

All information contained herein is as at March 28, 2008, unless otherwise stated.

Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis. The financial statements and management's discussion and analysis are available at www.bankerspetroleum.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

GLOSSARY OF TERMS

"Addendum" means the Addendum to the Plan of Development for the Patos Marinza oilfield completed in March 2008 and submitted by Bankers Albania to Albpetrol Sh. A and the Albanian government; it is awaiting final approval as of date of this document;

"AKBN" means the National Agency for Natural Resources in Albania;

"AIF" means this annual information form;

"AIM" means the AIM Market of the London Stock Exchange;

"Albpetrol" means Albpetrol Sh.A, an Albanian state-owned agency;

"API" is an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale;

"Armo" means Armo Sh. A, the Albanian refining and marketing organization;

"Bankers" or the "Company" means Bankers Petroleum Ltd.;

"Bankers Albania" means Bankers Petroleum Albania Ltd., formerly Bankers Petroleum International Ltd. and Saxon International Ltd., a wholly-owned subsidiary of the Company incorporated under the laws of the Cayman Islands;

"Bankers US" means Bankers Petroleum (US) Inc., an indirect wholly-owned subsidiary of the Company incorporated under the laws of Texas, U.S.A.;

"Centillion" means Centillion Industries Inc., the former name of Palo Duro Energy Inc.;

"Bankers Group" refers to Bankers together with its subsidiaries, Bankers Albania and Bankers US;

"Kucova License Agreement",is the agreement between Privatco and Albpetrol, dated June 7, 2007of which Bankers holds a 50% share ownership in Privatco February 11, 2008, which together with the Petroleum Agreement governs the rights of Bankers Albania in respect of the Kucova heavy oil field in Albania;

"Kucova Petroleum Agreement" is the agreement between AKBN and Privatco, dated September 4, 2007, of which Bankers holds a 50% share ownership in Privatco on February 11, 2008, which together with the Petroleum Agreement governs the rights of Bankers Albania in respect of the Kucova heavy oil field in Albania;

"Lek" is the domestic Albanian currency;

"Patos Marinza License Agreement" is the agreement between AKBN and Albpetrol dated June 7, 2004, to which Bankers Albania became a party on June 19, 2004, which together with the Petroleum Agreement governs the rights of Bankers Albania in respect of the Patos Marinza heavy oil field in Albania;

"MHA" means MHA Petroleum Consultants, Inc., the independent petroleum engineering consultants of Lakewood, Colorado, U.S.;

"Palo Duro" means Palo Duro Energy Inc., (formerly Centillion Industries Inc.) a TSX Venture Exchange listed company;

"Patos Marinza Petroleum Agreement" is the agreement between Bankers Albania and Albpetrol dated June 19, 2004, which, together with the License Agreement, governs the rights of Bankers Albania in respect of the Patos Marinza heavy oilfield in Albania;

"Plan" refers to the Company's stock option plan that permits grants of options to directors, officers, employees and service providers as additional compensation and as an opportunity to participate in the success of the Company;

"PoD" means the Plan of Development for the Patos Marinza oilfield submitted by Bankers Albania and approved by AKBN in March 2006;

"Privatco" means an independent private company, incorporated under the laws of Alberta which holds the rights to the Kucova heavy oilfield. Bankers owns 50% of its shares and its executive management represents Privatco's majority Board and management;

"RPS" means RPS Energy Canada Ltd. (formerly APA Petroleum Engineering Inc.), independent petroleum engineering consultants of Calgary, Alberta;

"Trustee" means Computershare Trust Company of Canada;

"TSX" means the Toronto Stock Exchange.;

"U.S." means the United States of America; and

"Vintage" means Vintage Petroleum LLC.

Unless the context otherwise indicates, all references to "common shares" in this AIF are references to the common shares without par value in the capital of the Company.

Conventions

This AIF contains references to Canadian dollars and United States dollars. All dollar amounts referenced are expressed in United States dollars unless otherwise indicated. Canadian dollars are referred to as "CAD$".

The following table sets forth, for each of the years indicated, the exchange rate of United States dollars into Canadian dollars at the end of each such year, the average exchange rate during each such year and the range of high and low rates for each such year.

	Year Ended December 31		
	2007	**2006**	**2005**
High[(1)]	1.1878	1.1726	1.2703
Low[(1)]	0.9066	1.0989	1.1507
Average[(2)]	1.0748	1.1340	1.2083
Closing[(1)]	0.9913	1.1652	1.1656

Notes:

(1) The rates of exchange are the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) The average rate means the average of the exchange rates on the last day of each month during the year.

Abbreviations

API	American Petroleum Institute
Bbl	Barrel
Bbls	Barrels
Bopd	Barrels of oil per day
Mbbls	Thousand barrels
Mcf	Thousand cubic feet
Mcfe*	Thousand cubic feet on an equivalent basis
Mmcf	Million cubic feet
Mmcfe*	Million cubic feet on an equivalent basis
Mcf/d	Thousand cubic feet per day
Mcfe/d*	Thousand cubic feet per day on an equivalent basis
Mmcfe/d*	Million cubic feet on an equivalent basis
Bcf	Billion cubic feet
Bcfe*	Billion cubic feet on an equivalent basis
Brent	Brent crude oil

* Equivalent basis converts oil and liquids to gas on a ratio of 6:1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF constitute forward-looking statements or forward-looking information (hereinafter collectively referred to as "forward-looking statements") under applicable Canadian securities laws. The use of any of the words "anticipate", "continue", "estimate", "expect", "intends", "plans", "outlook", "projection", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Statements relating to "reserves" or "resources" are also forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. All such statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date hereof.

In particular, this AIF contains forward-looking statements pertaining to the following:

- performance characteristics of the Company's oil and natural gas properties;
- crude oil and natural gas production levels, estimates and targets;
- the size of the oil and natural gas reserves;
- capital expenditure programs and estimates, including:
  - the Company's ability to fund the $370 million capital expenditures required to be made under the Addendum to the PoD from working capital and cash flow from operations; and
  - the Company's plan to finances its U.S. capital and development programs from working capital and debt financing;
- projections of oil and natural gas market prices and exploration, development and production costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- sale, farm-in, farm-out or development of certain exploration properties using third party resources;
- realization of anticipated benefits of acquisitions or dispositions; and
- treatment under governmental regulatory regimes and tax laws.

These forward looking statements are based on a number of assumptions, including but not limited to: those set out herein and in the Company's Form 51-101F1 *Statement of Reserves Data and Other Oil and Gas Information* ("NI 51-101 Report"); availability of funds for capital expenditures; anticipated commodity prices to generate funds from operations; a consistent and improving success rate for well re-completions at Patos Marinza; increasing production as contemplated by the Addendum and the PoD; stable costs; availability of equipment and personnel when required for both the Company's U.S. and Albania operations; continuing favourable relations with Albanian governmental agencies and continuing strong demand for oil and natural gas.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks and uncertainties set forth below and elsewhere in this AIF:

- general economic, market and business conditions in the jurisdictions relevant to Bankers Group's business;

- volatility in market prices for oil and natural gas;
- risks inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- Bankers Group's ability to hold existing leases through drilling or lease extensions;
- incorrect assessments of the value of acquisitions;
- likelihood of success of exploration and development programs;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- rising costs of labour and equipment;
- failure to obtain regulatory, industry partner and third party consents and approvals where required;
- failure to realize the anticipated benefit of acquisitions, divestitures or restructuring;
- changes in tax laws, government regulations and incentive programs relating to the oil and natural gas industry; and
- other factors discussed under "Risk Factors".

Readers are cautioned that the foregoing lists of factors are not exhaustive. Further, any forward-looking statement is made only as of a certain date, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for management to predict all of these factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE

General

The Company was incorporated as "Errington Gold Exploration Ltd." under the *Business Corporations Act* (Ontario) on August 11, 1983. On May 14, 1985, the Company changed its name to "Convertel Canada Inc." and subdivided its issued capital on a 10-for-1 basis. On May 29, 1985, the Company changed its name back to "Errington Gold Exploration Ltd.". On November 25, 1985, the Company changed its name to "Errington Industrial Enterprises Ltd.". On November 5, 1986, the Company changed its name to "Goldteck Mines Limited". On August 28, 1992, the Company changed its name to "Gold Park Mines and Investments Ltd.". On September 22, 1994, the Company changed its name to "Gold Park China Limited". On August 13, 1999, the Company consolidated its common shares on a 1-for-2 basis. On June 24, 2004, the Company changed its name to "Bankers Petroleum Ltd." and continued under the *Business Corporations Act* (British Columbia).

The registered and records office of the Company is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, and its head office and principal place of business is located at Suite 400, 906 – 12th Avenue SW, Calgary, Alberta T2R 1K7.

Intercorporate Relationships

As of the date herein, the Company has the following subsidiaries:


BANKERS PETROLEUM LTD.
(British Columbia, Canada)
Bankers Petroleum Albania Ltd. (1)
(Cayman Islands)
100%
Privatco
(Alberta)
50%
BNK Petroleum Holdings Inc.
(Delaware, USA)
100%
Bankers Petroleum (US) Inc.
(Texas, USA)
100% (indirect)

Notes:

(1) Bankers Albania's operations in Albania are conducted through an Albanian branch office registered to conduct business in Albania.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The following describes the development of the Bankers Group's business over the last three completed fiscal years.

Albania

In July, 2004, the Company's wholly-owned subsidiary, Bankers Albania, acquired an interest in the Patos Marinza heavy oilfield in Albania pursuant to the Patos Marinza Petroleum Agreement and the Patos Marinza License Agreement.

The Patos Marinza License Agreement provided Bankers Albania 24 months to evaluate the Patos Marinza field and propose a plan of development to Albpetrol and AKBN. Bankers concluded the evaluation phase of the Patos Marinza License Agreement and submitted the PoD to Albpetrol in December 2005. Following approval by Albpetrol the PoD was submitted to AKBN, which approved it in March 2006. This approval allows Bankers to take-over the remaining wells in the field on the basis set out in the PoD and to produce and sell oil under the existing Patos Marinza License Agreement for a period of 25 years with an option to extend at the Company's election for further five year increments.

In March 2008, the Company completed an Addendum to the Plan of Development that outlined the technical, capital and production profiles for the Patos Marinza field. Under this Addendum, Bankers plans to access additional reserves through the application of infill vertical and horizontal drilling, and waterflood and thermal recovery techniques. The Addendum was submitted to Albpetrol and the Albanian government and is currently awaiting final approval.

See also "Narrative Description of Business – Albania".

United States

In February 2005, the Company acquired approximately 190,000 net acres of undeveloped leases in the Palo Duro Basin in Texas and by March 31, 2006 had increased its land position to approximately 260,000 net acres.

On May 23, 2006, Bankers US acquired from Vintage approximately 250,000 net acres of undeveloped oil and gas leases situated in Texas, Oklahoma, New York, Mississippi and Alabama, United States and related data and information. The acquisition brought Bankers US' total holdings in the U.S. to approximately 500,000 net acres. The total purchase price for the Vintage assets was $30.0 million of which $20.0 million was satisfied through the issuance pursuant to a short form prospectus of 25,971,715 common shares at an ascribed value of approximately CAD$0.88 per share . The Company provided a guarantee of Bankers US' obligations under the agreement with Vintage, including a guarantee of Bankers US' obligation to indemnify Vintage against damages arising out of or resulting from the use, ownership or operation of the properties acquired. Following completion of the acquisition approximately 30,000 net acres in the Palo Duro Basin were transferred by Bankers US to certain arm's length third parties, together with an additional $1 million cash payment, to settle competing claims in respect of some of the acreage acquired.

In March 2007, Bankers US sold a 27% interest in approximately 375,000 net acres in the Palo Duro basin, Texas, to a wholly-owned subsidiary of Palo Duro Energy. The total consideration received for the 27% interest was $19.5 million, of which $15.0 million was paid in cash and the balance was satisfied by the issuance to Bankers of 15,152,142 units of Palo Duro Energy, each unit comprising one common share and one-half of a common share purchase warrant of Palo Duro Energy. As a result, Bankers acquired 15,152,142 common shares and 7,576,071 common share purchase warrants of Palo Duro Energy. Each whole common share purchase warrant entitles Bankers to acquire one additional common share of Palo Duro Energy at CAD$0.50 per share on or before May 25, 2009. The cash consideration was used to fund the Company's U.S. capital expenditure program for the remainder of 2007.

As a result of recent success in Oklahoma, the Company is currently considering alternatives with the objective of unlocking the value of its U.S. assets and maximizing value for Bankers' existing shareholders. The Company will consider structuring alternatives in respect of Bankers U.S. to determine the most optimal arrangement for this restructuring and will announce further details as soon as possible thereafter.

Recent Financings

Development of Bankers Group's business during the past three fiscal years has been financed principally by equity financings and a credit facility provided by Raiffeisen Bank Sh.A. Banker's raised an aggregate of $114.9 million through equity financings in the fiscal years 2005 through 2007. The following is a summary of its debt and equity financings completed during fiscal 2007 and early 2008.

Debt

In August 2007 the $20.0 million credit facility provided by Raiffeisen Bank Sh.A of Albania was amended to increase the operating loan by $10.0 million to $16.0 million, bringing total available credit facilities to $31.0 million. The $15.0 million term loan bears interest at the rate of one year London Interbank Overnight Rate (LIBOR) plus 4.5% and the $16.0 million operating loan bears interest at the rate of LIBOR plus 3.5%. In March, Bankers increased its credit facilities with Raiffeisen Bank in Albania to $51.0 million. The new facilities are comprised of two term loans in the amount of $15.0 and $16.0 million respectively and a $20.0 million operating facility. The interest rates of the two term loans remain unchanged and the $20.0 million operating facility bears interest at the rate of LIBOR plus 3.5%.

The credit facility is secured by a pledge of the shares of Bankers Albania, security on all of the assets of Bankers Albania, including an assignment of proceeds from the domestic and export crude oil sales contracts, and a guarantee by the Company.

Equity

On March 1, 2007 the Company completed an underwritten short form prospectus offering of 36,042,858 units to raise net proceeds of approximately $20.2 million. The units were issued and sold at a price of CAD$0.70 per unit; each unit was comprised of one common share and one–half of one common share purchase warrant of the Company. Each whole common share purchase warrant is exercisable to acquire one additional common share at a price of CAD$0.90 per common share and expires on March 1, 2012. The warrants are listed on the TSX under the symbol BNK.Wt.A.

An additional 4.4 million units comprising one common share and one non-transferable common share purchase warrant, each exercisable to acquire one additional common share at a price of CAD$1.00 per share were issued on non-brokered private placement basis in November 2007 for proceeds of $2.2 million.

Subsequent to its 2007 year-end, the Company issued 66,666,666 common shares pursuant to a non-brokered private placement at a price of CAD$0.90 per share in February 2008. The financing resulted in net proceeds of approximately $58.2 million.

DESCRIPTION OF THE BUSINESS

Business Profile

Bankers is a Canadian-based oil and gas exploration and production company focused on maximizing the value of its heavy oil assets in Albania and shale natural gas assets in the United States. The Company is targeting growth in production and reserves through application of new and proven technologies by a strong experienced technical team. Bankers operates in two distinct international areas: Albania (located northwest of Greece in South Eastern Europe); and the United States through its subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (US) Inc. The majority (approximately 99%) of the Company's revenue is currently generated from its operations in Albania.

In Albania, Bankers operates and has the rights to develop the Patos Marinza heavy oilfield pursuant to the 25 year Patos Marinza License Agreement with AKBN and the Patos Marinza Petroleum Agreement with Albpetrol. The Patos Marinza oilfield is the largest onshore oilfield in continental Europe, holding approximately two billion barrels of original oil in place.

Bankers has a 50% indirect interest in the Kucova heavy oilfield located in Albania through acquisition of 50% of the issued and outstanding common shares of Privatco, providing the right to evaluate and redevelop the Kucova oilfield. Privatco will undertake an evaluation of the oilfield to further define its remaining reserves and production potential.

In the United States, Bankers holds an average 75% working interest in an aggregate of approximately 400,000 net acres, covering four prospects in Oklahoma, Texas, New York, Mississippi and Alabama of the United States, where it is currently pursuing the exploration and development of shale and tight sand gas plays. These prospects are located in four distinct basins that are considered to be prospective for natural gas. The Company is primarily focused on a development plan for its Ardmore basin in Oklahoma, where it has commenced natural gas production and discovered reserves through the successful drilling of several horizontal wells.

At the end of 2007, Bankers Group had 214 employees of which 11 were located in its head office, 193 in Albania and 10 in the U.S.

Statement of Reserves Data and Other Oil and Gas Information

The information contained in the Company's National Instrument 51-101F1 *Statement of Reserves Data and Other Oil and Gas Information* as at December 31, 2007, the reports of RPS and MHA in the form of Form 51-101F2 *Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor,* and Form 51-101F3 *Report of Management and Directors on Oil and Gas Disclosure,* each filed under the Company's profile at www.sedar.com are incorporated by reference into this AIF.

Albania

The Patos Marinza heavy oilfield is located in southern Albania and was discovered in 1928. It is the largest onshore oilfield in continental Europe in terms of the quantity of original oil-in-place. Production commenced in the 1930's and reached a peak in the late 1950s and early 1960s. Historically, Albpetrol was the sole operator of the Patos Marinza field, holding the rights to evaluate and redevelop the Patos Marinza oilfield in Albania under an existing license agreement with the AKBN. Anglo-Albanian Petroleum Ltd. ("AAP"), a joint venture of Albpetrol and Premier Oil Plc. was formed as a new operating company in 1994 and operated a portion of the field until 2004. AAP was dissolved in March 2004 and control of the field reverted back to Albpetrol.

In June 2004, Bankers Albania entered into the Patos Marinza Petroleum Agreement with Albpetrol. The rights of Albpetrol under the Patos Marinza License Agreement were transferred to Bankers Albania on June 19, 2004, subject to the terms of the Patos Marinza Petroleum Agreement. Bankers Albania commenced operations in July 2004, taking over the operation of 28 wells, a disposal well, and associated equipment and facilities. Bankers Albania was entitled to take up to 24 months to evaluate the field and propose a PoD to Albpetrol and the AKBN. The evaluation phase was concluded and a PoD for the Patos Marinza field was approved by AKBN in March 2006.This approval allows Bankers to take over the remaining wells in the field as set out in the PoD and to produce and sell oil under the Patos Marinza License Agreement for a period of 25 years with an option to extend at the Company's election for further five year increments. The PoD includes redeveloping between 80 and 120 wells each year for the first five years along with necessary infrastructure. The approval of the Addendum to the PoD will not affect the redevelopment of existing wells but will include additional activities above and beyond the PoD. Bankers Albania awaits the approval of the Addendum to the PoD Development after which it will be submitted to the AKBN for final approval.

Bankers Albania is required to submit annual work programs and budgets to Albpetrol each year, including the nature and amount of capital expenditures, which is required to be in line with the PoD as reviewed by AKBN for compliance. Significant deviations from the PoD are subject to AKBN and Albpetrol approval.

The terms of the Patos Marinza Petroleum Agreement include a 1% gross over-riding royalty payable to Albpetrol which increases to 3% and to 5% (based on an incremental sliding scale) after payout of funds expended by the Company. In addition, the Company pays a royalty to Albpetrol for the latter's share of pre-existing production from the wells taken over by Bankers. This royalty is calculated on a per well basis using 70% of the average production for the preceding six months declining at 15% per year. For the original 28 oil wells taken over in July 2004, a fixed pre-existing production rate was applied and declines at 10% per year. Twenty of the 28 wells have no pre-existing production liability as they were newly drilled wells by the previous operator, AAP.

Crude oil produced from the Patos Marinza oilfield is sold to the Armo refineries pursuant to a sales agreement. The price per barrel received by the Company under its agreement (subject to production quality) is determined by reference to the price of Brent crude oil. Commencing in January 2008, the Company negotiated a new price with Armo which includes volume commitments of between 50% to 55% of Bankers Albania production in 2008. The higher domestic sales price compares favourably to the previous contract, becoming competitive with export pricing. The current price will remain in effect until the parties agree to a new price, but does include price limits for discussion and re-negotiation purposes.

Under the agreements governing Bankers' interest in the Patos-Marinza oilfield, Bankers Albania has the right to export all of its production from the Patos Marinza oilfield. The Company commenced exporting some of its crude oil production to an Italian refinery, Alma Petroli SPA, in November 2005. In February 2006, the Company formalized its relationship with this refinery by entering into a contract, which was later amended effective January 1, 2008, with respect to the pricing formula. Another export agreement with IPLOM S.p.A., a second refinery in Italy, was entered into at the same time. The pricing under both export sales contracts is based on market prices of Brent crude oil. The Alma Petroli SPA contract includes price limits for discussion and re-negotiation purposes.

During 2007, Bankers Albania exported 53% of its production, and received an overall average price of $35.54 per barrel sold. Bankers expects that its overall average sales price will approximate 56% of the Brent oil price for 2008, dependent upon total domestic versus export volumes.

Revenues from crude oil production totalled $61.3 million in 2007 compared to $31.6 million in 2006. The Company's Patos Marinza crude oil production at the end of 2007 was over 5,300 bopd, up from 600 bopd in

July of 2004 when the Company began operating the oilfield. Average crude oil production was 4,724 bopd during 2007 compared to 3,392 bopd for 2006. Production varies from quarter to quarter depending on the effect of seasonal factors. As part of its overall growth strategy, the Company is undertaking several new initiatives beyond primary recovery techniques in its three-year plan to increase reservoir recovery and production from the field.

Subsequent Events to Year-End 2007

In March 2008, Bankers completed of an Addendum in March 2008 to its Plan of Development that outlined the technical, capital and production profiles for the Patos Marinza field. Under the Addendum, Bankers plans to access additional reserves through the application of infill vertical and horizontal well drilling, and waterflood and thermal techniques. The Addendum was submitted to Albpetrol and the Albanian government and is currently awaiting final approval.

The Addendum provides a three-year plan consisting of reactivation of 250 existing wells, infill drilling of 60 vertical and horizontal wells, a 50 well waterflood program, and a cyclic steam stimulation project that will start with an initial eight well pilot phase in 2008, followed by an evaluation period in 2009 and a possible 30 well commercial expansion in 2010.

Total budgeted capital investment of the expanded development plan is estimated to be $370.0 million and is expected to be primarily funded from existing working capital and future funds from operations from its Albanian operations. Bankers' objective is to increase production to 20,000 bopd by December 2010. The Addendum contemplates production maintenance capital expenditures of $262 million between 2011 and 2030.

In January 2008, Bankers acquired a 50% indirect interest in the Kucova heavy oilfield located in Albania through acquisition of 50% of the issued and outstanding common shares of Privatco. Privatco holds the exclusive right to evaluate and redevelop the Kucova oilfield pursuant to the Kucova Petroleum Agreement with Albpetrol, and the Kucova License Agreement with AKBN. The consideration for the acquisition included a cash payment and issuance of warrants.

The Kucova oilfield has in excess of 490 million barrels of original-oil-in-place that averages approximately 17^0 API gravity with recovery to date of approximately six percent, based on preliminary estimates and available data that was prepared by a qualified reserves evaluator in accordance with NI 51-101. There is no certainty that any portion of the resources will be recoverable, nor is there any certainty that it will be commercially viable to produce any of the resources.

Geologically, the Kucova heavy oilfield is similar to the Patos Marinza oilfield, consisting of multiple stacked sandstone reservoirs of various oil gravities. Privatco will undertake an evaluation of the oilfield to further define its remaining reserves and production potential. The Company also has an option to acquire the remaining 50% interest in the Kucova oilfield by June 30, 2008, for an aggregate 100%.

United States

Ardmore and Arkoma Basins, Oklahoma

In Oklahoma, Bankers US holds 24,000 net acres of shale gas prospective land acquired from Vintage in May 2006, targeting the Caney and Woodford shales, which are Mississippian in age. Exploration activity has shown positive results and Bankers Group plans additional development drilling with the objective of increasing production and reserves.

In December 2006, Bankers US drilled its first well in the Ardmore Basin, the Nickel Hill #1-26 well (75% working interest) to a total depth of 9,983 feet. Based on Schlumberger's gas shale analysis log, the well has 330 net feet of Woodford shale and a calculated original-gas-in-place of 222 Bcf per section. The well was successful, with initial production rates of approximately 900 mcfe/d, and was followed by drilling of Bankers' first horizontal well in the basin in 2007. Bankers US achieved its first milestone in shale gas projects in 2007: successful discoveries and its first natural gas production from the Ardmore basin in Oklahoma.

The development of Bankers' Woodford shale project, the "Tishomingo gasfield", was advanced during the year. During 2007 and early 2008, one vertical well and four horizontal wells were successfully drilled and fracture stimulated in this field and resulted in 53.7 Bcfe of proved plus probable reserves as at December 31, 2007:

- Two of the wells were tied into a gathering system with production being sold through newly constructed facilities:
    - The vertical Nickel Hill #1-26 well was the initial discovery well to produce natural gas; and
    - The Company's first horizontal Woodford shale well, the Greenway 35-1H well, had an initial gross production rate of approximately 2.2 mmcfe/d.
- Bankers second successful Oklahoma horizontal well, the WLC 17-1H well, commenced initial gross production at approximately 2.1 mmcfe/d and is shut-in awaiting pipeline hook-up.
- The vertical Nickel Hill #1-26 and the WLC 17-1H well encountered a 325 foot thick and 320 foot thick Woodford shale section, respectively. This is twice as thick as the Woodford shale section in the Arkoma Basin and indicates the potential for twice as much gas-in-place than other successful Woodford shale areas in the Arkoma Basin.
- In late 2007, the Company finished drilling and fracture stimulating its third and fourth horizontal shale wells, the Brock 4-1H and Brock 9-1H. Initial gross production rates of the wells in the first quarter of 2008 were approximately 2.1 mmcfe/d and 1.8 mmcfe/d, respectively.
- Bankers has received a preliminary brute stack for the entire 115 square mile 3D seismic survey that was acquired in 2007 and is using this data to select drilling locations for its 2008 development plan for the Ardmore Basin.
- The Company also participated in four non-operated vertical wells in the Ardmore basin; all of these wells encountered promising Woodford shale sections in the Company's Carter and Johnson County areas.

Bankers completed a production facility to handle 3.5 mmcf/d gross production from the Oklahoma Tishomingo gasfield. The facility's capacity can be increased to 7.0 mmcf/d by the addition of another compressor. Bankers US production averaged 1.0 mmcfe/d in the fourth quarter of 2007; exit production was 0.7 mmcfe/d for 2007. A gathering system was installed to connect the Brock wells to the processing facility in the first quarter of 2008, bringing total production, net to Bankers US, to approximately 2.5 mmcfe/d.

In Hughes County, the Lake Holdenville #35-1 well was drilled to a total depth of 5,499 feet and fracture stimulated with disappointing results. Bankers US believes that the treatment did not effectively stimulate the shale and is completing a study on this well and those of other operators' in the area. Results from a vertical Woodford shale well drilled by another operator, approximately two and a half miles away from the Lake Holdenville #35-1 well, had a reported initial production rate of 300 mcf/d after stimulation, indicating proximate gas productivity. Bankers Group has no additional development plans for the Arkoma acreage at this time.

In 2008, Bankers US will be primarily focused on implementing a development program for its Tishomingo gasfield in the Ardmore Basin, Oklahoma, and will be examining options to maximize shareholder value for all of its U.S. properties. A 2008 capital program of $45.0 million has been established to drill, complete and tie-in 30 wells in the Tishomingo gasfield. The program is expected to be funded in part from working capital and in part from debt financing that will be secured by the US assets. The debt financing has not yet been arranged; Bankers is currently evaluating several financing proposals from third parties.

As a result of recent success in Oklahoma, the Company is currently considering alternatives with the objective of unlocking the value of its US assets and maximizing value for Bankers' existing shareholders. As such, the Company will consider structuring alternatives in respect of Bankers U.S. in April 2008 to determine the most optimal arrangement for this restructuring and will announce further details as soon as possible thereafter.

Palo Duro Basin, Texas

Bankers US holds approximately 260,000 net acres of land in the Palo Duro Basin, Texas, located approximately 260 miles northwest of the Fort Worth Basin which is home to the Barnett Shale play. The Palo Duro Basin shale gas play encompasses the counties of Briscoe, Floyd and Motley and targets Pennsylvanian-aged shales that exist at depths between 7,000 and 10,500 feet in the Bend group. Bankers US has working interests that range from 65% to 100%.

The Vintage acquisition in 2006 included approximately 118,000 net acres in the Palo Duro Basin, increasing Bankers' land position in the basin to approximately 375,000 net acres. This acreage provides Bankers with large consolidated blocks in what management believes is the core area for the Bend shale and makes it the largest oil and gas leaseholder in the Palo Duro Basin. In May 2007, the Company sold a 27% interest in the total acreage of the Palo Duro Basin to Palo Duro Energy for a total consideration of $19.5 million, reducing Bankers total acreage to approximately 260,000 net acres. See "Development of the Business".

Work to date by Bankers US in the Palo Duro Basin has narrowed the area of this underexplored, unproven shale gas basin to the area that the Company believes has the best potential for Bend shale and Granite Wash Sand wells over Palo Duro acreage holdings.

During 2006, Bankers US drilled three wells in the Palo Duro Basin, two of which are presently suspended pending future completions and one of which has oil production at a low rate. The Cogdell #1-1 well was fracture stimulated in zones that had produced at a reported 2.8 mmcf/d upon initial completion by Vintage in 2003, before being damaged by a mechanical failure; however, the stimulation did not regain any significant gas productivity.

In 2007, Bankers US completed drilling the horizontal leg of the Cogdell #64-1 well in the Atoka A, Granite Wash Sand formation, which had produced 325 mcf/day from the vertical wellbore. During drilling, the horizontal leg provided good natural gas shows from the sand but final results were disappointing. After the well recovered all of the injected water, it was still producing significant water rates at the time shut-in. Bankers is currently evaluating its options for the remaining part of the wellbore.

Bankers US also drilled the Black 4#1 well in 2007, and encountered a prospective 280 foot thick Bend shale interval and numerous potentially productive Granite Wash Sands. Initial results had limited natural gas flows from some sand intervals. A fracture stimulation of the Bend shale interval is being planned that will incorporate new techniques recommended by industry specialists.

The completion of a core study has confirmed that the rocks in Palo Duro Basin contain substantial volumes of gas and have some unique rock properties that may require different stimulation/completion techniques than those commonly used in other shale basins.

Appalachian Basin, New York

In upstate New York, Bankers US is targeting shale gas and hydrothermal dolomite prospects in the Appalachian Basin on 19,000 acres of land acquired from Vintage in May 2006. This area targets the early Ordovician age, Trenton-Black River limestone-shale sequence with secondary potential in the Late Ordovician age, Utica Shale.

In late 2006, Bankers US commenced a small shallow exploration program, with target horizons ranging from 1,000 to 3,000 feet. Intermediate casing was set on two wells, the Butler Creek well and the South Mill Pond well.

In 2007, Bankers US fracture stimulated two existing wells in New York with disappointing results, indicating that, in the Company's opinion, the initial Trenton resource play concept that Bankers was pursuing would not be successful in this area. The Company believes that its own 19,000 acre block has better potential for a hydrothermal dolomite play based on the aeromagnetic data.

Bankers US is currently planning to acquire 2D seismic on its existing New York acreage to help evaluate the hydrothermal dolomite concept after reprocessing high-quality aeromagnetic data over its acreage. Regionally, over 125 million barrels of oil and 200 BCF of gas is reported to have been produced from Trenton/Blackriver hydrothermal dolomite fields.

The production information on the hydrothermal dolomite fields was obtained from the New York Department of Conservation from 1998 to 2005, an independent firm to Bankers, the article "Understanding the Trenton-Black River Reservoir" presented at a Petroleum Technology Transfer Council workshop in Washington, PA, U.S. on June 7, 2004, and an AAPG Bulletin, V.90, No.11, November 2006, pp 1691-1718. It was not prepared by a qualified reserve evaluator in accordance with the COGE Handbook. This information is discussed to provide a comparison of potential productivity between analogous hydrothermal dolomite fields and potential from Bankers' acreage.

Black Warrior Basin, Mississippi/Alabama

Bankers US currently has approximately 85,000 net acres in the Black Warrior Basin of Mississippi and Alabama that was acquired as part of the Vintage transaction in 2006. This basin targets Pennsylvanian age Pottsville tight gas sands as well as the Mississippian age Floyd shale.

As this area has longer-term lease expiries, Bankers US does not plan to drill any wells on this acreage in 2008. Bankers US is doing geological work to identify the most optimum initial drilling locations for the Pottsville tight gas sands and the Floyd shale. The activity of a number of other operators that are drilling and testing wells in the Floyd shale in this project area is being monitored. Bankers US believes that the knowledge gained from the early work of these other operators will further assist in understanding the basin characteristics.

Specialized Skills and Knowledge

Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. Bankers and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2008.

Cycles

The Company's operations in Albania are affected by winter operating conditions from November to March. During these months, well reactivations decline with a corresponding decline in production gains in the Patos Marinza oil field. The price per barrel received by the Company under its export sales contract is weighted to world Brent commodity price and can be adversely affected by mild weather conditions. In 2007 higher demand increased world commodity prices and resulted in an increase in the price received by the Company under its export sales contracts.

Economic Dependence

The Company's Albanian production is dependent upon the Patos Marinza Petroleum Agreement and the Patos Marinza License Agreement. Its revenues are primarily derived from three sales contracts: a crude oil marketing agreement with Armo and two smaller export sales agreements with two refineries located in Italy. See "Description of Business – Albania".

Environmental Protection

The overall environmental impact to the Company's economic valuations is not material. Cost for environmental protection and remediation is included in Bankers' capital cost estimates and plans. Bankers has committed approximately $5.0 million per year in capital expenditures to the effective clean-up and remediation of the Patos Marinza oilfield in Albania.

The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of natural resources are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations.

RISK FACTORS

Management of the Company considers the following risks to be the most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business. If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected. In such a case, the market value of the securities of the Company could decline and investors may lose all or part of their investment.

Nature of the Oil and Gas Business

An investment in the Company should be considered speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and gas in Albania and the U.S. The volume of production from oil and natural gas properties generally declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Any proved reserves the Company may establish will decline as reserves are produced from its properties unless it is able to acquire or develop new reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to develop the Company's asset base of oil and natural gas reserves will be impaired. In addition, there can be no assurance that even if the Company is able to raise capital to develop or acquire additional properties to develop the Company's reserves, the Company's future exploration, development and acquisition activities will result in proved reserves or that the Company will be able to drill productive wells at acceptable costs.

The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. The properties in which the Company has an interest are prospects in which the presence of oil and natural gas reserves in commercial quantities has not been established. There is no certain way to know in advance whether any of the Company's prospects will yield oil and/or gas in commercial quantities.

Hedging Activities

From time to time the Company may enter into agreements to receive fixed prices on its oil and gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases. The Company has no such agreements at this time.

Foreign Currency and Fiscal Matters

The Company's operations and expenditures are to some extent paid in foreign currencies. As a result, the Company is exposed to market risks resulting from fluctuations in foreign currency exchange rates. A material drop in the value of any such foreign currency could result in a material adverse effect on the Company's cash flow and revenues. Currently, there are no significant restrictions on the repatriation of capital and distribution of earnings from Albania or the United States to foreign entities. There can be no assurance, however, that restrictions on repatriation of capital or distributions of earnings from Albania or the United States will not be imposed in the future. Amendments to current taxation laws and regulations which alter tax rates and/or capital allowances could have a material adverse impact on the Company.

To the extent revenues and expenditures denominated in or strongly linked to the U.S. dollar are not equivalent, the Company is exposed to exchange rate risk. The Company is exposed to the extent U.S. dollar revenues do not equal U.S. dollar expenditures. The Company is not currently using exchange rate derivatives to manage exchange rate risks. In addition, the Company's results will be reported in Canadian dollars and foreign currency denominated monetary balances could result in gains and losses that may increase the variability of earnings.

Availability of Equipment and Access Restrictions

Oil exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Shortages could delay the Company's proposed exploration, development and sales activities, and could have a material adverse effect on the Company's financial condition. If the demand for, and wage rates of, qualified rig crews rise in the drilling industry then the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs. This could delay the Company's drilling operations and adversely affect the Company's financial condition and results of operations. To the extent the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Financing Risks

Cash resources available to the Company are from existing working capital, the $51.0 million debt facility provided by Raiffeisen Bank and from sales of heavy oil produced from the Patos Marinza field. This is predicated on world oil prices remaining stable at current prices and future price forecasts, production continuing to increase as expected under the PoD and Addendum and the Company not experiencing any significant technical or marketing problems in respect of the Patos Marinza heavy oilfield. However, there is no assurance that current rates of production from the Patos Marinza field will be sustained, that budget overruns will not occur or that actual capital expenditures will approximate estimates or that oil prices will remain stable. In the event that any of the foregoing vary materially from those expected, the Company may require more funds for its Albania operations than are presently anticipated to be required to continue development as contemplated under the current PoD. The Raiffeisen Bank credit facility has fixed terms of repayment and is secured by, among other things, a pledge of all of the shares of Bankers Albania, an assignment of crude oil sales proceeds, and by a guarantee of the Company. If Bankers Albania were unable to repay the credit facility when it became due and was not able to negotiate an extension or an alternate source of financing, Bankers Albania could lose its entire interest in the Patos Marinza project and the Company could become obligated to pay the difference, if any, between the amount owing by Bankers Albania and the amount recovered by Raiffeisen Bank on a realization.

Current cash resources available to Bankers US include funds from Bankers and from sales of production from the Tishomingo gasfield, and are expected to provide sufficient capital for the Company's U.S. development program over the first half of 2008. Bankers US is currently reviewing credit facility proposals that are expected to provide sufficient funds for the balance of the 2008 program. If additional funds are not obtained, the Company may reduce its exploration and development programs in the U.S., and could, if alternate sources of financing are not found and it is unable to negotiate lease extensions, be forced to relinquish its interest in some or all of its U.S. properties, which would have a material adverse effect on the Company's results of operations and prospects.

The Company's future capital requirements will depend on numerous factors, including development and exploration drilling success, cost of lease extensions and renewals, the cost and success of re-completing or drilling wells, future production levels, the terms (including price) and conditions that it is able to negotiate with purchasers of production from its properties, as well as the level of success in its exploration activities, none of which can be predicted with certainty. The Company may require additional funds in the future and may attempt to raise such funds through further equity or debt financings, collaborative arrangements with commercial partners or from other sources. Any additional equity financing may be dilutive to the holders of the common shares and any debt financing, if available, may restrict the Company's future financing and operating activities. The Company may be unable to obtain additional financing on acceptable terms if market and economic conditions, the financial condition or operating performance of the Company or investor sentiment are unfavourable. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations and prospects.

Patos Marinza Production

The Company's right to production from the Patos Marinza project is governed by the Patos Marinza Licence Agreement and the Patos Marinza Petroleum Agreement and is also subject to the PoD and Addendum. Risks related to development of the project, including but not limited to technical difficulties, increased costs, reduced sales price or demand for heavy oil produced from the project, are borne by Bankers Albania. If Bankers for any reason is unable to finance capital expenditures and it is unable to obtain the agreement of the AKBN to a reduction in such expenditures in its annual plan, Bankers Albania could be forced to relinquish some or all of the Patos Marinza contract area. Depending on the size and location of the area, such relinquishment could have a material adverse effect on the Company's financial condition, results of operations and prospects. The Patos Marinza License Agreement and Patos Marinza Petroleum Agreement provide for the appointment of an independent expert, if necessary, to resolve any dispute that may arise in connection with the PoD. Should a dispute arise, there is no assurance that it would be resolved in a manner acceptable or favourable to the Company, and if a decision were made that had the effect of reducing the rate at which Bankers Albania is able to develop the field or increase production for any reason or that would necessitate a reduction in production from the field, such decision could have a material adverse effect on the Company's financial condition, results of operations and prospects.

U.S. Production

Risks related to development of the Tishomingo gasfield in the Ardmore Basin, Oklahoma, including, but not limited to, technical difficulties, increased costs, reduced sales price or demand for natural gas produced from the project, are borne by Bankers US. In order to retain leases in its Oklahoma lands, Bankers US will have to incur ongoing capital expenditures to drill wells to hold acreage. If Bankers US is for any reason unable to finance the capital expenditures or obtain necessary drilling rigs required to meet drilling commitments, Bankers US could be forced to relinquish some or all of the Tishomingo gasfield lease area.

U.S. Restructuring

In addition to shareholder approval, completion of any restructuring of the Company's U.S. assets or operations may be subject to receipt of certain judicial, regulatory and third-party approvals as well as the determination of the Board's discretion to proceed with such a restructure. There is no assurance that a restructuring will be completed or in a timely manner or that the anticipated benefits of any such restructuring will be achieved.

Oil and Gas Prices and Marketability

Oil and gas prices have a direct impact on the Company's revenues and are subject to volatile price fluctuations. The marketability of oil and natural gas discovered by the Company will be affected by numerous factors beyond its control including general demand for crude oil and natural gas and demand for heavy oil by the refineries in the Mediterranean region. The profitability of the Company's operations will be dependent upon, among other things, the market price of natural gas and crude oil, which has fluctuated in the past.. Oil and gas prices are affected by numerous factors beyond the control of the Company including international economic and political conditions, weather, levels of supply and demand, pipeline capacity and currency exchange rates. Movements in market prices could render uneconomic any of the exploration and production activities undertaken or to be undertaken by Bankers Group.

Competitive Conditions

The oil and gas industry is highly competitive. The Company competes for leases in shale gas basins in which it is active in the U.S. with a number of private and public companies some of which have greater financial resources, staff and facilities than the Company.

Bankers Albania exports a portion of its Albanian production to two refineries in Italy. There are a number of other oil refineries along the Mediterranean as well as in the Middle East that could accept the Company's crude oil. The Company's ability to sell to these refineries will depend on crude quality, logistics and pricing.

In addition, the Company competes with other industry participants for the sourcing and availability of equipment, raw materials and component parts necessary in petroleum and natural gas exploration and development. In Albania, a majority of the Company's specialized equipment is sourced from outside the country. While there has been little issue with obtaining necessary equipment, lead times can be lengthy when taking into account the oil and gas industry level of activity and logistics. In the U.S., the Company has had little difficulty obtaining the materials it requires for its activities, although rig and service availability and pricings can vary based on demand.

The Company's ability to increase reserves in the future will depend, not only on its ability to develop or continue to develop existing properties, but also on finding and acquiring suitable producing properties or prospects for development and exploratory drilling. Competitive factors in the distribution and marketing of oil and gas include price, methods, pipeline access and reliability of delivery and availability of imported products.

Competitive factors in the distribution and marketing of oil and gas include but are not limited to price, methods and reliability of delivery, all of which may be affected by factors beyond Bankers Group's control, and could adversely affect Bankers Group's financial condition and results of operations.

Exploration, Production and General Operational Risks

The business of exploration for and production of oil, gas and other hydrocarbon resources involves a high degree of risk. In particular, the operations of the Company may be disrupted, curtailed or cancelled as a result of a variety of risks and hazards which are beyond the control of the Company including technical failures, environmental hazards, industrial accidents, occupational and health hazards, labour disputes, unusual or unexpected rock formations, flooding and extended interruptions due to inclement or hazardous weather conditions, mechanical difficulties, shortage or delays in the delivery of rigs and/or other equipment, compliance with governmental requirements, explosions and other accidents. These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability.

Delays in the construction and commissioning of projects or other technical difficulties may result in Bankers Group's current or future projected target dates for production being delayed and capital expenditures in excess of those estimated being required.

It is still very early in the life cycle of the various U.S. projects in which Bankers US has an interest. While certain of the projects have geological similarities to other productive projects in the U.S., there is no assurance that additional reserves or resources will be discovered or, if discovered that it will be commercially viable to produce any portion of them and drilling costs may also be higher than anticipated. Completion activities across its U.S. properties may vary and will need to be continually refined with attendant increased costs.

Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells which, though they yield some oil or gas, are not sufficiently productive to justify commercial development or to cover operating and other costs.

Exploration, Production and Other Licences

The Company's exploration, production, and processing activities are dependent upon the agreements with third parties and the grant and maintenance of appropriate licences, concessions, leases, permits and regulatory consents ("Authorizations") which may not be renewed, renewable, extended or granted, or may be withdrawn, or made subject to limitations. Although the Company believes that the Authorizations will be granted, extended or renewed (as the case may be), there can be no assurance that such Authorizations will be renewed or granted, or that the terms and costs of such grants, extensions or renewals will be economic or on terms that the Company can achieve.

The land areas covered by the Authorizations are or may be subject to agreements with the proprietors of the land. If such agreements are terminated, found void or otherwise challenged, the Company may suffer significant damage through the loss of opportunity to identify and extract oil or gas on any property covered by such agreements. Furthermore, certain leases and rights to extension of leases held by Bankers U.S. are held by drilling commitments and could be lost if for any reason such drilling commitments are not met including, but not limited to, a lack of financial resources or unavailability of drilling rigs when required.

Title to Properties

Title to oil and gas interests is often not capable of conclusive determination without incurring substantial expense. Vintage did not warranty title to the assets acquired from it by Bankers US. The nature of the oil and gas leasing and title regime in the basins in which Bankers US holds an interest is such that interests in large tracts of acreage may be represented by hundreds or thousands of leases and obtaining absolute confirmation of chain of title would be time consuming and expensive. Bankers Group conducts such title reviews in connection with its principal properties as it believes are commensurate with the value of such properties and conducts an extensive title review of a particular area prior to commencement of drilling. However, there can be no assurance of title. Title may be subject to unregistered liens and other defects which, if affecting a core area, could have a material adverse effect on Bankers Group, its financial condition, results of operations and prospects. See also "Narrative Description of Business – Foreign Operations" in respect of Bankers Group's Albanian projects.

Governmental Regulations and Processing Licences

Governmental approvals, licences and permits are subject to the discretion of the applicable governments or governmental agencies and offices. Bankers Group must comply with known standards, existing laws and regulations. New laws and regulations, amendments to existing laws and regulations or more stringent enforcement of existing laws and regulations could have a material adverse impact on the Company's results of operations, financial condition and prospects.

Reserve and Resource Estimates

The reserves presented in the Company's NI 51-101F1 Statement of Reserves Data and Other Oil and Gas Information are derived from the calculations and estimates reported in the following NI 51-101 reports titled:

- "Patos Marinza Heavy Oilfield 2007 Reserves Evaluation", dated March 28, 2008, with an effective date of December 31, 2007 of APA.; and
- "Evaluation of the Petroleum Reserves of Bankers Petroleum (US) Inc. in the Ardmore Basin, Oklahoma", dated March 2008, with an effective date of December 31, 2007 of MHA.

Actual production, revenues, expenditures and future cash flow with respect to such reserves will vary from these estimates, and those variances may be material. There are many factors, assumptions and variables involved in estimating reserves some of which are referred to in the NI 51-101 Statement of Reserves Data and Other Oil & Gas Information incorporated by reference herein, many of which are beyond the Company's control and over time, may prove to be incorrect. Any material variation could have an adverse effect on the Company's financial condition and results of operations.

Reserves Depletion

The Company's future oil and gas reserves, production and cash flow will depend upon the Company's success in acquiring additional reserves. Failure to add reserves by acquiring or developing them will result in reserves and production declining over time.

Foreign Operations

A significant amount of the Company's activities and assets are conducted and located in Albania. Albania commenced the transition from a communist regime to a modern open-market economy in 1992, with an extensive program of privatization in progress. While that transition has brought greater economic stability to the country, significant challenges still exist. Albania is not yet a member of the European Union or the North Atlantic Treaty Organization and the country is heavily dependent on foreign investment due to its large trade deficit. Albania's energy and transportation infrastructure is in need of significant investment, to add to the Albanian government's recent embarkation on a major program of road and rail rehabilitation and construction. While the government of Albania encourages direct financial investment to aid the country's economic development, it provides little by way of tax, financial or other incentives.

There is no assurance that future political and economic conditions in Albania will not result in the government adopting different policies in relation to foreign development and ownership of oil and gas resources. Any such changes in policy may result in changes to laws affecting the ownership of assets, cancellation or modification of contractual rights, foreign exchange restrictions, taxation, rates of exchange, environmental protection, labour relations, repatriation of income, return of capital, nationalization, expropriation, and other areas, any of which could adversely affect both the Company's ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, and its ability to continue to explore and profitably develop those properties in respect of which it has obtained exploration and development rights to date.

The remainder of the Company's business is conducted in the United States. While this is a stable country, unforeseen additional taxes and regulations could be imposed by local, state and federal laws and statutes which could materially increase the cost of carrying on current programs and development, if warranted, of the Company's U.S. assets.

Delays in Production, Marketing and Transportation

Various production, marketing and transportation conditions may cause delays in oil and natural gas production and adversely affect Bankers Group's business. Drilling wells in areas remote from distribution and production facilities may delay production from those wells until sufficient reserves are established to justify construction of the necessary transportation and production facilities. Bankers Group's inability to complete wells in a timely manner would result in production delays. In the U.S., most private leases require actual production to hold the lease past the expiration of the primary term, with some limited contractual extensions available. Because there is little infrastructure in some areas in which Bankers US holds its interests, the Company is subject to the risk that building of the necessary infrastructure will not be timely. In addition, marketing demands, which tend to be seasonal, may reduce or delay production from wells. The marketability and price of oil and natural gas that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. The ability of the Company to market any natural gas it discovers may depend upon its ability to acquire space in pipelines that deliver natural gas to commercial markets. The Company is also subject to deliverability uncertainties related to the proximity of its reserves to adequate pipeline and processing facilities and extensive government regulation relating to price, taxes, royalties, licences, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Environmental Protection

Bankers US is obliged to indemnify Vintage for any damages associated with the use, ownership or operation of the properties acquired from it and the Company has guaranteed the Bankers US indemnification obligations. While the Company considers the risk of environmental liability to be low based on its due diligence and on past operations on the properties, there is no assurance that a significant liability will not be discovered and such an event could have a material adverse effect on the Company's financial condition, results of operations and prospects.

Decommissioning Costs

The Company may become responsible for costs associated with abandoning and reclaiming wells, facilities and pipelines which it may use for production of oil and gas. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as "decommissioning". There are no immediate plans to establish a cash reserve account for these potential costs. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. Bankers makes a provision for asset retirement obligations in the financial statements in accordance with Canadian generally accepted accounting principles; however, there is no requirement to set up cash reserves. Should decommissioning be required, the costs of decommissioning may exceed the value of hydrocarbon reserves remaining at any particular time to cover such decommissioning costs. The Company may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a materially adverse effect on the Company's financial position and future results of operations.

Litigation

Legal proceedings, claims or alleged claims may arise from time to time in the course of the Company's business and operations. There have been a number of cases where the rights and privileges of oil and gas companies have been the subject of litigation. The Company cannot predict whether such litigation may be brought against the Company in the future from time to time or that it may be subject to any other form of litigation or claim.

Labour

The Company is dependent on local labour to carry out site work in its licensed areas in Albania. The Company has directly employed local workers and is subject to local labour laws. While the Company has not been materially adversely affected by any labour related developments or industrial action in the past, there can be no assurance that such developments or actions may not occur in the future. Such occurrences may have a material adverse impact on the business, operations, prospects and financial performance of the Company.

Uninsured Risks

The Company, as a participant in oil and gas extraction projects, may become subject to liability for hazards which cannot be insured against or against which it may elect not to be insured because of high premium costs or other commercial reasons. The Company may incur liabilities to third parties (in excess of any insurance coverage) arising from pollution or other damage or injury. There can be no assurance that the Company will be able to obtain insurance at reasonable rates (or at all) or that any coverage it obtains will be adequate and available to cover any such claims.

Reliance on Third Party Operators and Key Personnel

To the extent that the Company is not the operator of its properties, the Company will be dependent upon other guarantors or third parties' operations for the timing of activities and will be largely unable to control the activities of such operators. In addition, the Company's success depends, to a significant extent, upon management and key employees. The loss of key employees could have a negative effect on the Company. Attracting and retaining additional key personnel will assist in the expansion of the Company's business. The Company faces significant competition for skilled personnel. There is no assurance that the Company will successfully attract and retain personnel required to continue to expand its business and to successfully execute its business strategy.

Cost of New Technologies

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company does. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially adversely affected.

Conflicts of Interest

Certain of the directors of the Company may have associations with other oil and gas companies or with other industry participants with whom the Company does business. The directors of the Company are required by applicable corporate law to act honestly and in good faith with a view to the Company's best interests and to disclose any interest which they may have in any project or opportunity to the Company. However, their interests in the other companies may affect their judgment and cause such directors to act in a manner that is not necessarily in the best interests of the Company. See "Directors and Offices – Conflicts of Interest".

DIVIDENDS

The Company has not paid any dividends on its common shares. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share structure of the Company consists of an unlimited number of common shares without par value. The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

As at March 28, 2008 there are 519,276,158 common shares in the capital of the Company issued and outstanding.

Share Purchase Warrants - Listed

2009 Warrants

An aggregate of 16,121,273 Warrants (the "2009 Warrants") are authorized for issuance under and are governed by the terms of an indenture dated November 10, 2004, as amended by supplemental indenture dated September 1, 2006 (together, the "2009 Warrant Indenture"). Each 2009 Warrant entitles the holder to acquire one previously unissued common share at a subscription price of CAD$0.95 per common share at any time prior to 5:00 pm (local time in Calgary) on November 10, 2009. The 2009 Warrants are listed for trading on the TSX and AIM under the symbol BNK.W. At December 31, 2007, there were 15,902,023 2009 Warrants outstanding.

All rights under the 2009 Warrants in respect of which the right of exercise and purchase has not been exercised, cease and terminate after 5:00 pm (local time in Calgary) on November 10, 2009. The 2009 Warrants can be transferred in the form of a transfer endorsement on the warrant certificate or by any form of transfer approved by the Trustee under the 2009 Warrant Indenture. The Company is entitled and may direct the Trustee to refuse to recognize any transfer, or enter the name of any transferee of any 2009 Warrant on the register of holders if such transfer would constitute a violation of the securities laws of any jurisdiction or rules, regulations or policies of any regulatory authority having jurisdiction. The subscription rights in respect of the 2009 Warrants are subject to adjustment as set out in the 2009 Warrant Indenture in certain circumstances, including a subdivision, redivision or change of the outstanding common shares into a greater number of shares, a reduction, combination or consolidation of the outstanding common shares into a smaller number of shares; and the issue of common shares or securities exchangeable for or convertible into common shares at no additional cost to the holders of all or substantially all of the outstanding common shares by way of a stock dividend or other distribution. The 2009 Warrants do not confer on the holder any rights to vote at meetings of the shareholders of the Company.

2012 Warrants

An aggregate of 18,021,429 Warrants (the "2012 Warrants") are authorized for issuance under and are governed by the terms of an indenture dated effective March 1, 2007 (the "2012 Warrant Indenture"). Each 2012 Warrant entitles the holder to acquire one previously unissued common share at a subscription price of CAD$0.90 per common share at any time prior to 4:30 pm (local time in Calgary) on March 1, 2012. The 2012 Warrants are listed for trading on the TSX under the symbol BNK.Wt. A. At December 31, 2007, there were 18,021,429 2012 Warrants outstanding.

All rights under the 2012 Warrants in respect of which the right of exercise and purchase has not been exercised, cease and terminate after 4:30 pm (local time in the city of Calgary) on March 1, 2012. The 2012 Warrants can be transferred in the form of a transfer endorsement on the warrant certificate or by any form of transfer approved by the Trustee under the 2012 Warrant Indenture. The Company is entitled and may direct the Trustee to refuse to recognize any transfer, or enter the name of any transferee of any 2012 Warrant on the register of holders if such transfer would constitute a violation of the securities laws of any jurisdiction or rules, regulations or policies of any regulatory authority having jurisdiction. The subscription rights in respect of the 2012 Warrants are subject to adjustment as set out in the 2012 Warrant Indenture in certain circumstances, including a subdivision, redivision or change of outstanding common shares into a greater number of shares, a reduction, combination or consolidation of the outstanding common shares into a smaller number of shares; and the issue of common shares or securities exchangeable for or convertible into common shares at no additional cost to the holders of all or substantially all of the outstanding common shares by way of a stock dividend or other distribution. The 2012 Warrants do not confer on the holder any rights to vote at meetings of the shareholders of the Company.

Share Purchase Warrants – Unlisted

An aggregate of 4,400,000 Warrants (the "2010 Warrants") were issued on November 14, 2007. Each 2010 Warrant entitles the holder to acquire one previously unissued common share at a subscription price of CAD$1.00 per common share at any time prior to 5:00 pm (local time in Calgary) on November 14, 2010. The 2010 Warrants are not listed for trading on the TSX. At December 31, 2007, there were 4,400,000 2010 Warrants outstanding. The 2010 Warrants are not transferable.

An aggregate of 722,188 Warrants (the "2011 Warrants") were issued on February 8, 2008. Each 2011 Warrant entitles the holder to acquire one previously unissued common share at a subscription price of CAD$0.75 per share at any time prior to 4:30 pm (local time in Calgary) on February 8, 2011. The 2011 Warrants are not listed for trading on the TSX but can be transferred in the form of a transfer endorsement on the warrant certificate.

The Company is entitled to refuse to recognize any transfer, or enter the name of any transferee of any 2010 Warrant or 2011 Warrant on the register of holders if such transfer would constitute a violation of the securities laws of any jurisdiction or rules, regulations or policies of any regulatory authority having jurisdiction. The subscription rights in respect of the 2010 Warrants and the 2011 Warrants are subject to adjustment as set out in the certificates representing those Warrants in certain circumstances, including a subdivision, redivision or change of outstanding common shares into a greater number of shares, a reduction, combination or consolidation of the outstanding common shares into a smaller number of shares and the issue of common shares or securities exchangeable for or convertible into common shares at no additional cost to the holders of all or substantially all of the outstanding common shares by way of a stock dividend or other distribution. The 2010 Warrants and the 2011 Warrants do not confer on the holder any rights to vote at meetings of the shareholders of the Company.

Stock Options

The Company's stock option plan (the "Plan") permits grants of stock options to directors, officers, employees and service providers as additional compensation and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options do not confer on the holder any rights to vote at a meeting of the shareholders of the Company. The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Plan, together with all other previously established or amended and restated share compensation arrangements, may not result in:

(a) the number of common shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding common shares;

(b) the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the issued and outstanding common shares; or

(c) the issuance, to any one insider of the Company and such insider's associates, of a number of common shares of the Company exceeding, within a one year period, 5% of the issued and outstanding common shares.

The maximum number of common shares that may be issued pursuant to stock options granted under the Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares, including as a result of exercises of stock options, will result in an increase in the available number of common shares issuable under the Plan.

The exercise price of an option may not be set at less than the closing market price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, other than pursuant to a will or by the laws of descent and distribution. Unvested options shall be immediately exercisable in the event of a take-over bid or change of control, as defined in the Plan. As at March 28, 2007, there were 37,030,000 stock options outstanding under the Plan and 4,400,000 inducement options granted to new officers of the Company on November 15, 2007.

MARKET FOR SECURITIES

Market

The common shares and the 2009 Warrants are listed and trade on the TSX and AIM, under the symbols "BNK" and "BNK.W", respectively. The 2012 Warrants are listed on the TSX under the Symbol BNK.Wt.A but are not admitted to trading on AIM. Neither the 2010 Warrants nor the 2011 Warrants are listed for trading on any stock exchange.

Trading Price and Volume – Common Shares and Warrants

The following table sets forth the trading price and volume of the common shares, on a monthly basis, on the TSX during the most recently completed financial year:

Month	High	Low	Close	Volume
December 2007	0.94	0.78	0.87	24,647,839
November 2007	1.02	0.59	0.85	92,829,988
October 2007	0.64	0.45	0.61	12,567,787
September 2007	0.51	0.385	0.485	8,846,505
August 2007	0.55	0.35	0.40	18,273,373
July 2007	0.58	0.51	0.55	6,830,855
June 2007	0.58	0.51	0.52	8,479,727
May 2007	0.58	0.50	0.53	14,427,883
April 2007	0.67	0.55	0.57	8,316,750
March 2007	0.60	0.50	0.57	9,298,725
February 2007	0.79	0.56	0.56	13,419,807
January 2007	0.70	058	0.70	9,967,981

The following table sets forth the trading price and volume, on a monthly basis, of the 2009 Warrants on the TSX for the most recently completed financial year:

Month	High	Low	Close	Volume
December 2007	0.315	0.22	0.30	50,855
November 2007	0.34	0.16	0.30	989,446
October 2007	0.16	0.10	0.16	196,500
September 2007	0.145	0.10	0.115	105,000
August 2007	0.21	0.11	0.12	96,806
July 2007	0.225	0.17	0.21	98,300
June 2007	0.22	0.18	0.18	30,000
May 2007	0.245	0.18	0.18	109,737
April 2007	0.265	0.18	0.25	156,152
March 2007	0.265	0.10	0.205	334,148
February 2007	0.345	0.24	0.265	118,416
January 2007	0.41	0.255	0.36	1,648,044

The following table sets forth the trading price and volume, on a monthly basis, of the 2012 Warrants on the TSX for the most recently completed financial year:

Month	High	Low	Close	Volume
December 2007	0.33	0.28	0.285	1,636,881
November 2007	0.45	0.20	0.31	2,816,127
October 2007	0.20	0.13	0.18	1,985,531
September 2007	0.195	0.165	0.165	160,000
August 2007	0.22	0.17	0.18	559,509
July 2007	0.31	0.17	0.25	171,027
June 2007	0.29	0.23	0.27	102,320
May 2007	0.42	0.25	0.32	554,720
April 2007	0.31	0.12	0.25	459,614
March 2007	0.45	0.15	0.31	556,032
February 2007	n/a	n/a	n/a	n/a
January 2007	n/a	n/a	n/a	n/a

PRIOR SALES

During the Company's most recently completed fiscal year, a total of 14,585,000 stock options were granted and 22,421,429 common share purchase warrants were issued. Details of the options granted are as follows:

Number of Options	Exercise Price	Expiry Date
14,585,000	$0.52 - $0.83	Jan 15, 2012 – Nov 14, 2012

Refer to "General Description of Capital Structure – Share Purchase Warrants – Unlisted" for information on the Unlisted Warrants which were issued during the Company's most recently completed fiscal year.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common shares	559,500	0.2%

These 559,500 escrowed shares are subject to an escrow agreement dated August 21, 1987 (the "Escrow Agreement") with Pacific Corporate Trust Company as escrow agent. Under the terms of the Escrow Agreement, release of the escrow shares is subject to the policies of the TSX as formulated from time to time.

To the Company's knowledge, none of its securities are subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth information with respect to all current directors and "executive officers" of the Company (as that term is defined in National Instrument 51-102) as of the date of this AIF, with each position and office held in the Company, and the period of service as a director of the Company (if applicable). Each director's term of office expires at the next annual general meeting of shareholders.

Name, Position and Country of Residence	Principal Occupation During the Past 5 Years	Director Since
Abdel F. (Abby) Badwi Alberta, Canada Director, Chief Executive Officer	Chief Executive Officer ("CEO") of the Company since February 2008; President, CEO and Director of Rally Energy Corp. July 2005 to October 2007; self-employed as consultant from January 2003 to July 2005.	November 1, 2007
Robert Cross (1)(2)(3) British Columbia, Canada Chairman (non-executive), Director	Independent businessman; Chairman, Northern Orion Resources Inc. July 2002 to October 2007.	June 4, 2004
Victor Redekop Alberta, Canada Director	Director, Simmons Group Inc, a private drilling services company.	June 4, 2004
Jonathan Harris (1)(2)(3) London, England Director	Business Consultant, Genet Consulting Ltd. since February 2005. Chief Operating Officer, Tribeka Limited, a software distribution and retail company based in London, England, May 2000 to January 2005.	June 4, 2004
John B. Zaozirny (3) Alberta, Canada Director	Counsel, McCarthy Tétrault LLP since 1987. Vice-Chairman, Canaccord Capital Inc. since 1996.	August 4, 2004
Eric Brown(1)(2) British Columbia, Canada Director	President, E.M.Brown Consulting Corporation, June 2007 to present; Senior Vice-President, Tamarack Capital Advisors Inc. and Partner, Meyers Norris Penny LLP, 2002 to June 2007; Regional Managing Partner, Alberta Advisory Services, Meyers Norris Penny LLP, March 2002 to May 2006.	February 16, 2006
Ford G. Nicholson British Columbia, Canada Director	President and director Bankers U.S., January 2005 to August 2006. President Kepis & Pobe Investments Inc., a private investment company since July 2001.	August 11, 2006
Richard Wadsworth Alberta, Canada President	President of the Company since June 2004. Business Unit Manager - Albania, Premier Oil Plc, seconded as Technical Director and Project Manager to Anglo-Albanian Petroleum Ltd., August 2001 to May 2004.	Not applicable(4)
Douglas C. Urch Alberta, Canada Vice-President, Finance & Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of the Company since February 2008. Vice-President, Finance and Chief Financial Officer, Rally Energy Corp., September 2000 to January 2008; President of Perpetual Ventures Inc., May 2004 to present.	Not Applicable

Name, Position and Country of Residence	Principal Occupation During the Past 5 Years	Director Since
Wolf Regener California, U.S.A. Executive Vice-President of the Company and President of Bankers US	Various positions including, Head of land acquisitions, Executive Vice-President and currently President, Bankers US and Executive Vice-President of the Company since January 2006; Private Consultant, February 2005 to December 2005; Senior Vice-President, Tartan Energy USA Corp (Camarillo), January 2003 to December 2005; President, R&R Resources, LLC (Camarillo), December 1997 to present.	Not Applicable
Robert Petryk Alberta, Canada Vice-President & General Director, Albania	Vice-President & General Director, Albania since October 2007. Vice-President, Operations of the Company, January 2006 to September 2007. President, Amorak Holdings Ltd., April 2004 to December 2005. President and Chief Executive Officer, Redwood Energy Ltd., September 1999 to April 2004.	Not Applicable
Ian McMurtrie Alberta, Canada Vice-President, Exploration	Vice-President, Exploration of the Company since February 2008. Vice-President, Exploration, Rally Energy Corp., July 2004 to January 2008; President, Cawdor Investments, January 1991 to present; President, Raptor Capital Corporation, March 1998 to July 2004.	Not Applicable
Susan J. Soprovich Alberta, Canada Vice-President Investor Relations and Corporate Governance	Vice-President, Investor Relations and Corporate Governance of the Company since April 2006. Director, Investor Relations, Fording Canadian Coal Trust, August 2004 to March 2006. Director, Investor Relations, Cavell Energy Corporation February 2003 to August 2004. Senior Consultant, GPC International January 2001 to February 2003.	Not Applicable
Suneel Gupta Alberta, Canada Vice-President, Business Development	Vice-President, Business Development and President, Bankers Albania since August 2006; Director Albania branch of Bankers, June 2004 to August 2006. Production Operations Manager, Anglo Albanian Petroleum Ltd., April 2003 to March 2004.	Not Applicable
Eugene Christensen Alberta, Canada Vice-President, Development	Vice-President Development of the Company since September 2006; Vice-President Engineering, Flagship Energy Inc., April 2005 to May 2006; President, Blue Raven Consulting Inc., June 1996 to May 2006.	Not Applicable

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance Committee.

(4) Mr. Wadsworth served as a director of the Company from June 4, 2004 to August 11, 2006.

Control of Securities

As at December 31, 2007, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 73,667,400 common shares of the Company, representing approximately 16.28% of the issued and outstanding common shares of the Company.

Committees of the Board of Directors

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

Audit Committee

The Audit Committee consists of Eric Brown (Chair), Robert Cross and Jonathan Harris. The audit committee has primary responsibility for monitoring the quality of internal controls and ensuring that the financial performance of the Company is properly measured and reported on, and for reviewing reports from the Company's auditors relating to the Company's accounting and internal controls. See also "Audit Committee Information".

Compensation Committee

The Compensation Committee consists of Jonathan Harris (Chair), Eric Brown and Robert Cross.

The compensation committee determines overall compensation policies as well as the terms and conditions of service of (including the remuneration) for the CEO, President and other executive, and makes recommendations to the Board concerning the grant of options to officers.

Corporate Governance and Nominations Committee

The Company has established a Corporate Governance and Nominations Committee which consists of Jonathan Harris (Chair), John Zaozirny, and Robert Cross. The corporate governance and nominations committee is responsible for reviewing the procedures in place for ensuring compliance with appropriate standards of corporate governance by the Company. It is also responsible for reviewing the size and composition of the Board and for reviewing candidates nominated as directors.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Robert Cross, a director of the Company, joined the board of Livent Inc. ("Livent") in June 1998 in connection with management changes brought about by a U.S. based investment group. Accounting irregularities were subsequently uncovered, a cease trade order was issued by regulators in August, 1998, and Livent declared bankruptcy in late 1998. Thereafter, various class action suits were filed against Livent and its directors. Mr. Cross was named in one suit which was subsequently dismissed and is currently not involved in any legal actions in connection with these proceedings.

Ford Nicholson, a director of the Company, was a director of Sepik Gold Corporation ("Sepik") from May 1996 to December 2001. Sepik did not have adequate funds to complete its 2000 year-end audit and was cease traded in December 2001 at which time Mr. Nicholson resigned from the board of the company.

Bob Petryk was Senior Vice-President, North American Operations, of Fracmaster, Ltd. a company then listed on the TSX and the New York Stock Exchange when it filed for Court protection under the Companies' Creditors Arrangement Act (Canada) in 1999. A temporary cease trade order was issued by the Ontario Securities Commission and the company was subsequently de-listed and its assets sold under receivership.

Ian McMurtrie was President of Raptor Capital Corporation, a company that had not maintained tier maintenance requirements for a TSX Venture Tier 2 issuer so the listing was transferred to the NEX Board of the TSX Venture Exchange. An order for suspending trading in that company's shares was issued on May 8, 2007 as a result of a cease trade order by the Alberta Securities Commission for failing to file year-end

December 31, 2006 statements. A cease trade order was also issued by the British Columbia Securities Commission on May 17, 2007. The company was required to meet the tier requirements on or before August 8, 2007; the cease trade order was subsequently lifted and trading resumed once the company meet the requirements.

Mr. McMurtrie was director of Nickel Petroleum Resources, a company that on December 16, 2005 was subject to a Cease Trade Order in British Columbia and an interim Cease Trade Order in Alberta for failing to file financial statements. On December 16, 2005, the Alberta interim Cease Trade Order became final.

Other than as disclosed above, to the knowledge of the Company none of the Company's directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, CEO or CFO of any company (including the Company) that:

(a) was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

Other than as disclosed above, none of the Company's directors or executive officers or, to the Company's knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

(c) has been subject to:

  (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

  (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Victor Redekop, a director of the Company, is also an officer of a company which provides contract drilling services to Bankers Albania and Bankers US. Mr. Redekop has disclosed this interest to the board of directors and does not participate in discussions or vote on matters involving that company. In addition, certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting and private companies or have significant shareholdings in other reporting and private companies and, to the extent that such other companies may participate in ventures in which Bankers may participate, or contract with Bankers such directors and officers of the Company may have a conflict of interest in negotiating and concluding terms of such ventures or contracts. From time to time, several such companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In such circumstances, directors and officers of the Company who are also directors and officers of other companies involved in such a transaction may experience a conflict or potential conflict that could detract from their efforts on behalf of the Company. In the event of an actual or potential conflict of interest, a director who has such a conflict will abstain from voting on the matter and such director will not participate in negotiating and concluding terms of any proposed transaction.

Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company and to disclose any conflict of interest. The Company's Code of Ethics imposes similar obligations on officers and employees. See also "Risk Factors" and "Interest of Management in Material Transactions".

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Company's Audit Committee has a charter in the form attached to this AIF as Schedule "A".

Composition of the Audit Committee

The Audit Committee consists of three directors, namely Eric Brown (Chair), Robert Cross and Jonathan Harris. All of the members of the Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 ("NI 52-110").

Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

Eric Brown (Chair)

Mr. Brown is a Chartered Accountant with several years experience as a director of both private and public Canadian companies. He has served on public company audit committees in the past. Eric possesses over 26 years experience in the financial services industry.

Robert Cross

Mr. Cross has more than 16 years of experience in the international resource equity markets. He was formerly CEO of Yorkton Securities Inc. and Partner - Investment Banking of Gordon Capital Corporation. Mr. Cross received his Engineering degree from the University of Waterloo, Ontario (1982) and an MBA from the Harvard Business School (1987).

Jonathan Harris

Mr. Harris holds a degree in Chemical Engineering and an MBA from the London Business School. He has over 21 years experience in a senior management capacity with various companies.

Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2007 has the Company relied on any of the following exemptions in NI 52-110: in Section 2.4 (*De Minimis Non-audit Services*), Section 3.2 (*Initial Public Offerings*); Section 3.3(2) (*Controlled Companies*); Section 3.4 (*Events Outside Control of Member*); Section 3.5 (*Death, Disability or Resignation of Audit Committee Member*); Section 3.6 (*Temporary Exemption for Limited and Exceptional Circumstances*); or Section 3.8 (*Acquisition of Financial Literacy*). At no time since the commencement of the year ended December 31, 2007 has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (*Exemptions*).

Audit Committee Oversight

At no time since the commencement of the year ended December 31, 2007 was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the board of directors of the Issuer.

Pre-Approval Policies and Procedure

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in section 11 of the Audit Committee Charter.

External Auditor Services Fees (By Category)

The aggregate fees billed by the Company's external auditors in the 12 months ended December 31, 2006 and 2007 are as follows:

Fiscal Year	Audit Fees	Audit Related Fees[(1)]	Tax Fees[(2)]	All Other Fees
2007	$126,500	$25,000	$29,234	$nil
2006	$100,000	$97,767	$4,766	$nil

Notes:
(1) Quarterly reviews – $30,000 (2007); $38,870 (2006); Involvement with securities offering - $45,050 (2006)
(2) U.S. tax services - $10,544 (2007)

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company and its properties are not subject to any legal proceedings, nor are any proceedings known to be contemplated that involves a claim for damages that exceeds 10% of the current assets of the Company.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the Company's most recently completed financial year and up to the date of this AIF; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Company entered into with a court relating to securities legislation or with a securities regulatory authority during the Company's most recently completed financial year and up to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Bankers contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a director of the Company, is a principal shareholder and officer of this drilling company. During the years ended December 31, 2005, December 31, 2006 and December 31, 2007 $4.4 million, $9.4 million and $9.6 million respectively were paid to the drilling company for services provided. These services can be terminated upon 60 days notice at the election of Bankers.

John Zaozirny, a director of the Company, is also a director of Canaccord Capital Inc., the parent of Canaccord Capital Corporation ("Canaccord") which acted as co-agent in connection with a brokered private placement of units completed by the Company in November, 2004, as lead underwriter in connection with a further private placement of common shares by the Company in March, 2005, and as lead underwriter in connection with the public offering of common shares by the Company in March 2006, a public offering of units of the Company in March 2007, and a private placement offering of units of the Company in February 2008. Canaccord received a cash commission on the gross proceeds it raised in connection with each private placement, public offering and compensation options in connection with the November, 2004 private placement. Mr. Zaozirny did not receive any direct benefit from the compensation paid to Canaccord, did not participate in any negotiations in respect of the financings and abstained from all discussion and voting on the transactions.

Except as disclosed in this AIF, to the knowledge of the Company no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. and the trustee and warrant agent for the 2009 Warrants and the 2012 Warrants is Computershare Trust Company of Canada, located at 600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8.

MATERIAL CONTRACTS

The following list sets forth each material contract of the Company that was entered into within the last financial year of the Company or before the last financial year but is still in effect, and that is required to be filed under section 12.2 of NI 51-102 or would be required to be filed under section 12.2 of NI 51-102 but for the fact that it was previously filed:

1. License Agreement described under "Summary Description of Business" and "Narrative Description of Business – Description of Properties – Albania".

2. Petroleum Agreement described under "Summary Description of Business" and "Narrative Description of Business – Description of Properties – Albania".

3. Purchase and Sale Agreement dated April 20, 2006 between Bankers US, Bankers and Vintage Petroleum LLC described under "Summary Description of Business – Three Year History".

4. Crude Oil Marketing Agreement between Bankers Albania and Armo Sh.A. described under "Narrative Description of Business – Description of Properties – Albania".

INTERESTS OF EXPERTS

Names of Experts

RPS Energy Canada Ltd. (formerly APA Petroleum Engineering Inc.) prepared the report titled "Evaluation of Reserves, Bankers Petroleum Albania Ltd. Albanian Assets, as at December 31, 2007" dated March 28, 2008, with an effective date of December 31, 2007.

MHA Petroleum Consultants, Inc. prepared the report titled "Evaluation of the Petroleum Reserves of Bankers Petroleum (US) Inc. in the Ardmore Basin, Oklahoma" dated March 2008, with an effective date of December 31, 2007.

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", at the time of preparing the applicable statement or report, held or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person.

Auditors

KPMG LLP Chartered Accountants, of 2700, 205 – 5th Avenue SW, Calgary, AB T2P 4B9, is the independent auditor of the Company.

On June 5, 2006, the Company changed its auditor from Deloitte & Touche LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, to KPMG LLP. Deloitte & Touche LLP has advised the Company that, during the period in which it served as the auditors of Bankers, it was independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. KPMG LLP has advised the Company that it is independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2007.

March 28, 2007

SCHEDULE "A" - AUDIT COMMITTEE CHARTER

I. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

II. Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III. Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1. Review and update this Charter annually.

2. Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3. Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

4. Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

5. Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

6. Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

7. Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

8. At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

9. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10. Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

11. Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

    ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

12. In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

13. Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

14. Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

15. Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

16. Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

17. Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

18. Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

19. Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

20. Review certification process.

21. Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22. Become familiar with International Financial Reporting Standards (IFRS).

Other

23. Review any related-party transactions.

V. Annual Work Plan

	Spring	Fall
Review audit plan and year-end statements template	☐	☐
Review accounting systems and procedures	☐	☐
Review auditors' letter of recommendation	☐	☐
Review financial and accounting human resources	☐	☐
Review Committee's charter and membership	☐	☐
Review and recommend year-end financial statements	☐	☐
Review MD&A	☐	☐
Review external auditors' work, independence and fees	☐	☐
Recommend auditors for the ensuing year	☐	☐
Review and reassess the adequacy of the Code of Ethics for Financial Reporting Officers	☐	☐
Review any proposed prospectus filings or similar filings		

This Audit Committee Charter was adopted by the Board of Directors of the Company on the 29th day of June, 2005.

By order of the Board of Directors

BANKERS PETROLEUM LTD.

Annual Report, filed March 28, 2008

focus

2007 FINANCIAL REVIEW

Bankers
PETROLEUM LTD.

management's discussion and analysis

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd.'s (Bankers or the Company) operating and financial results for the year ended December 31, 2007, compared to the preceding year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, together with the notes related thereto. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at **www.bankerspetroleum.com.**

All dollar values are expressed in U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The majority of the Company's production is heavy oil (reported in barrels), however, the company also uses the "barrels of oil equivalent" (boe) reference in this report to reflect U.S. natural gas sales. All boe conversions are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil, representing the approximate energy equivalency.

This report is prepared as of March 28, 2008.

NON-GAAP MEASURES

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross production volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

Funds from operations is a non-GAAP measure that represents cash provided by (used in) operating activities, as per consolidated statements of cash flows, before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the funds necessary for future growth. Reconciliation to the GAAP measure is as follows:

($00s)	2007	2006	2005
Cash provided by (used in) operating activities	**17,656**	8,174	(4,030)
Changes in non-cash working capital	**(6,480)**	(338)	(3,859)
Funds from (used in) operations	**24,136**	8,512	(171)

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be compatible to similar measures used by other companies.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others, general risks and uncertainties associated with exploration, development, petroleum operations and risks associated with equipment procurement and equipment failure as well as those described under "Risk Factors" in the Company's Annual Information Form and in each MD&A. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

BUSINESS PROFILE

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on maximizing the value of its heavy oil assets in Albania and shale natural gas assets in the United States. The Company is targeting growth in production and reserves through application of new and proven technologies by a strong, experienced technical team.
Bankers operates in two distinct international areas: Albania (located northwest of Greece in South Eastern Europe) and the United States —through its subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (US) Inc. The majority of the Company's revenue is currently generated from its operations in Albania.

In Albania, Bankers operates and has the full rights to develop Patos Marinza heavy oilfield pursuant to a 25 year license agreement with the Albanian National Agency Resources (AKBN) and a Petroleum Agreement with Albpetrol Sh.A (Albpetrol), the state owned oil and gas corporation. The Patos Marinza oilfield is the largest onshore oilfield in continental Europe, holding approximately two billion barrels of original oil in placee. Bankers is also pursuing additional oilfield development opportunities in Albania.

In the United States, Bankers holds an average 75% working interest in an aggregate of approximately 400,000 net acres, covering four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration and development of shale and tight sand gas plays. These prospects are located in four distinct basins that are considered to be prospective for natural gas. The Company is primarily focused on a development plan for its Ardmore basin in Oklahoma, where it commenced natural gas production and discovered reserves through the successful drilling of several horizontal wells.

OVERVIEW AND SELECTED ANNUAL INFORMATION

Results at a Glance

	2007	2006	2005
Financial ($000s, except as noted)			
Oil and gas revenue	**62,105**	31,586	13,709
Net operating income	**32,483**	13,111	3,921
Net loss	**(2,342)**	(1,561)	(3,498)
Basic and diluted loss per share	**(0.005)**	(0.004)	(0.011)
Funds from (used in) operations	**24,136**	8,512	(171)
Additions to property, plant and equipment	**80,703**	67,727	35,048
Total assets	**204,295**	138,030	56,846
Bank loans	**30,805**	6,772	—
Other long-term liabilities	**16,010**	4,719	282
Shareholders' equity	**139,036**	115,170	50,798
Operating			
Albania - crude oil			
Average production (bopd)	**4,724**	3,392	1,668
Average price ($/barrel)	**35.54**	25.51	22.52
Netback ($/barrel)	**18.53**	10.59	6.44
U.S. - natural gas, natural gas liquids (NGL) and condensate(1)			
Average natural gas production (mcf/d)	**154**	—	—
Average condensate & NGL production (bopd)	**13**	—	—
Average natural gas price ($/mcf)	**5.73**	—	—
Average condensate & NGL price ($/barrel)	**69.67**	—	—

(1) U.S. production commenced in September 2007

During the year, Bankers significantly increased its revenue, net operating income and funds from operations through well reactivations in Albania. The active well count in Albania increased to 164 at the end the of 2007 from 122 in 2006 and 67 in 2005.

In Albania, the average oil price increased to $35.54 per barrel from $25.51 per barrel in 2006 and $22.52 per barrel in 2005. The increase in 2007 was primarily related to the increased volume of crude oil exports at prices higher than that of domestic. The higher commodity price and export volumes experienced over the past year translated into higher year-over-year netbacks. Netback improved to $18.53 per barrel in 2007 from $10.59 per barrel in 2006 and $6.44 per barrel in 2005.

Consolidated cash capital expenditures increased to $80.7 million in 2007 from $67.7 million in 2006 and $35.0 million in 2005. In Albania, capital expenditures increased to $45.5 million in 2007 compared to $37.5 million a year ago, primarily due to an accelerated reactivation program and the completion of the central treatment facility. In the U.S., capital expenditures increased slightly to $34.9 million.

Shareholders' equity increased to $139.0 million in 2007 from $115.2 million in 2006 and $50.8 million in 2005.

Net Operating Income (millions)


$35
$30
$25
$20
$15
$10
$5
0
2005
2006
2007

Oil and Gas Revenues (millions)


$80
$60
$40
$20
0
2005
2006
2007

Funds from (used in) Operations (millions)


$25
$20
$15
$10
$5
0
$-5
2005
2006
2007

Highlights

Bankers accomplished several key achievements in both Albania and the United States in 2007 that advanced its plans to access additional reserves:

- In Albania, average production increased 39% to 4,724 bopd from 3,392 bopd in 2006. Exit production at year end 2007 was 5,337 bopd as compared to 4,406 bopd in 2006.
- In the U.S., the Company began selling natural gas and liquids in September from two of its shale wells located in Oklahoma.
- Revenue increased to $62.1 million from $31.6 million a year ago, an increase of 97%.
- Net operating income improved 148% to $32.5 million from $13.1 million in 2006.
- Bankers' Board and Executive team was strengthened with the addition of Abdel F. (Abby) Badwi as a Director and Strategic Advisor, Douglas C. Urch as Financial Advisor and Ian McMurtrie as Technical Advisor in November.
- The debt facility increased by $10.0 million to $31.0 million; total bank loans drawn at year end were $30.8 million. The total facility was further increased to $51.0 million in early 2008.

- Two equity financings were closed in March and November, representing 36.0 million common shares on a bought deal basis and 4.4 million units (comprised of 4.4 million each of common shares and warrants) through a private placement. The net proceeds from these issuances were $22.4 million.

Albania

- Total export volume and production increased in 2007, representing 53% of production at an average price of $42.25 per barrel.
- Export to a second Italian refinery began in March, providing benefit from higher prices.
- The central treatment facilities were completed in October, increasing oil treatment capacity of the Company to approximately 8,000 bopd.
- Construction of a thermal steam pilot was completed; testing and steam injection commenced in November.

United States

- In Oklahoma, Bankers drilled its first wells in the Ardmore Basin with successful results. First natural gas production began in September from two wells drilled during 2007.
  - A production facility was completed to handle 3.5 MMcf/d gross production from the Oklahoma Tishomingo gasfield; facility capacity can be increased to 7.0 MMcf/d with the addition of a compressor.
  - In Texas, the Company sold a 27% interest in the Palo Duro Basin to Palo Duro Energy Inc.; available proceeds were utilized to provide funds for the U.S. exploration program.

GROWTH STRATEGY

Bankers' strategy is focused on oil and gas assets that have long-life reserves with production growth potential. Employing its knowledge base and technical expertise, the Company is working to optimize its existing assets from the application of primary, secondary and enhanced oil recovery (EOR) extraction technologies, creating long-term value for shareholders. This will be accomplished through the attainment of its main objectives: increasing production, reserves, cash flow and net asset value.

Bankers' strategic priorities are to:

- Increase reserves and production;
- Maintain a strong balance sheet by controlling debt and managing capital expenditures;
- Control costs through efficient management of operations;
- Pursue new and proven technology applications to improve operations and assist exploration endeavours;
- Explore undeveloped acreage to identify and create development opportunities;
- Maintain a strong focus on employee, contractor and community health and safety; and
- Manage environmental and social performance to minimize negative ecological impacts and ensure continued stakeholder support.

In pursuing the long-term growth strategy, Bankers is primarily focused on accessing the heavy oil upside from its Albanian assets, which includes the effective implementation of the Patos Marinza development plan as well as applying EOR and secondary extraction techniques to increase the field's recoverable reserves.

In early 2008, the Company created a three-year plan for its Albanian assets that entails increased capital expenditures for vertical and horizontal infill drilling, as well as the initiation of waterflood development and thermal programs, to substantially increase production and reserves in 2008 and beyond. The successful execution of these plans are expected to achieve a target field production of 20,000 bopd by the end of 2010.

In addition, the Company's strategy involves identifying and acquiring other potential heavy oil opportunities in Albania to increase overall value. Subsequent to year end, Bankers announced the acquisition of a 50% interest in a private company which holds the rights to the Kucova oilfield in Albania, which has in excess of 490 million barrels of original-oil-in-place. Bankers also has an option to acquire the remaining 50% interest.

In the U.S., Bankers' strategy is focused primarily on implementing a development program and exploring the potential of the undeveloped acreage in its Tishomingo shale gas play in Oklahoma. In 2008, the Company will be focused on executing this development program and investigating an option to maximize shareholders' value for the U.S. assets and preserve future upside.

With the recent success in Oklahoma, the Company determined that the timing is right for Bankers U.S. to be restructured into a seperate entity in order to proceed with its own growth plans. As such, the Company will consider structuring alternatives in respect of Bankers U.S. over the next few weeks to determine the most optimal arrangment for this restructuring. Further details will be announced as they become available.

Key Performance Indicators

Key performance indicators relate to those factors that Bankers can directly affect, and are indicators of the Company's ability to provide long-term value to its shareholders. They include optimizing the cost of operations over time and improving exploration and development performance and operations through technology and best practices. Key measurements include operating costs, production volumes and safety performance. These key performance indicators are continuously reviewed and monitored.

In addition, strengthening relationships with employees, governments, communities and other stakeholders are important aspects of the business for Bankers. The effective management of these relationships allows the Company to tap into new growth opportunities and efficiently develop operations for the future.

CAPABILITY TO DELIVER RESULTS

Activity in oil and gas industry is subject to a range of external factors that are difficult to actively manage, including commodity prices, resource demand, regulator and environmental regulations and climate conditions. Bankers gives significant consideration to these factors and backs-up its strategy by employing and positioning necessary resources to deliver on its goals and commitment to increase value for shareholders. The Company focuses its capital on opportunities that provide the potential for the best returns. Comprehensive insurance policies are in place to help safeguard its assets, operations and employees. Relationships with stakeholders and key partners are carefully cultivated to assist in the Company's future development and growth. The experience of management and its technical team ensure that the Company can fulfill its commitment to deliver maximum value to its shareholders.

INDUSTRY AND ECONOMIC FACTORS

Commodity price and foreign exchange benchmarks for the past two years are as follows:

	2007	2006	%
Brent average oil price ($ per barrel)	**69.18**	65.14	6
U.S./Canadian dollar year end exchange rate	**0.9913**	1.1530	(14)
U.S./Canadian dollar average exchange rate	**1.0740**	1.1344	(7)

World crude oil prices increased significantly during the second half of 2007 due to: continuing strong demand in emerging economies such as China and India; political tensions in the Middle East and South America; and supply disruption concerns in Africa. The Brent crude oil price averaged as low as approximately $50.00 per barrel in January 2007 but strengthened during the course of the year, averaging $88.45 in the fourth quarter of 2007.

Bankers was partially sheltered during 2007 from the effects of these fluctuations in domestic prices to the Albanian Refining and Marketing Organization, Sh.A (ARMO) as the selling price of Bankers' crude to ARMO was fixed at 16,050 LEK per ton, ($27.97 per barrel).

The price received by the Company under its export contracts was tied to a combination of Brent crude and the prices of a basket of refined products, which yielded an average price of $44.25 per barrel during the year. For every $1.00 per barrel change in Brent crude during 2007, the Company's export revenues was impacted by approximately $900,000 on an annualized basis.

The appreciation of the Canadian dollar against its U.S. counterpart continued during 2007. This reflected the impact of the strong Canadian economy, fuelled by high commodity prices and the weakening economic picture in the U.S.

The fluctuations in the Canadian exchange rate affect the Company's Canadian dollar denominated head office overhead. The fluctuations also impact the Canadian dollar denominated short-term investments. The rise of the Canadian dollar after the March equity financing was largely responsible for a foreign exchange gain of $1.3 million in 2007.

RESULTS OF OPERATIONS

Production and Revenue

	2007	2006	%
Albania - crude oil			
Average production (bopd)	**4,724**	3,392	39
Average price ($/barrel)	**35.54**	25.51	39
US - natural gas, condensate & NGL			
Average natural gas production (mcf/d)	**154**	—	n/a
Average condensate & NGL production (bopd)	**13**	—	n/a
Average natural gas price ($/mcf)	**5.73**	—	n/a
Average condensate & NGL price ($/barrel)	**69.67**	—	n/a
Oil and gas revenue ($000)			
Albania	**61,289**	31,586	94
U.S.	**816**	—	n/a

Average Prices


$80
$60
$40
$20
0
Crude oil ($/barrel)
Natural gas ($/mcf)
Condensate/NGL ($/barrel)
2006
2007

Average Albania Production (boed)


5,000
4,000
3,000
2,000
1,000
0
2006
2007

During 2007, production continued to increase as more wells were reactivated in Albania, bringing the active well count to 164 from 122 in the preceding year. In 2007, the Company took over 122 total active wells from Albpetrol: 56 wells were successful and added to the producing well count by year-end; 40 wells were added to the non-producing well count (29 pending major workovers and 11 wells waiting on reactivation); 25 wells were added to the suspended well count pending further review (includes failures due to wellbore conditions and high water cut production); and one service well was added for water disposal. Total wells taken over in the field amount to 333 by year-end 2007. Average production increased 39% to 4,724 bopd from 3,392 bopd for the preceding year. The exit production rate was 5,337 bopd at 2007 year-end.

Bankers sold 47% of its crude domestically to ARMO at an average price of $27.97 per barrel during the year compared to $23.70 per barrel in 2006. The price increase resulted from a higher negotiated base and the appreciation of LEK against the U.S. dollar.

The Company exported the remaining crude to two Italian refineries under export sales contracts at an average price of $44.25 per barrel. The crude price under one of the contracts was determined by reference to a basket of refined products which fluctuates seasonally. The other contract was based on Brent pricing and an agreed upon differential.

The average oil price for the year was $35.54 per barrel, up 39% from $25.51 per barrel for the preceding year due to the increase in exports (from 37% in 2006 to 53% of production in 2007) and higher export and domestic prices. Oil revenue in Albania for the year was $61.3 million, an increase of 94% over the $31.6 million for the preceding year.

In mid-September, the Company commenced natural gas sales in the U.S. Revenue for 2007 amounted to $816,000 for net production of 125 boed.

Royalties, Direct Expenses and Netbacks

Royalties in Albania are calculated pursuant to the Petroleum Agreement with Albpetrol, and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on new production. Royalties increased to $4.21 per barrel from $3.02 per barrel compared to the preceding year although the overall royalty remained consistent at 12% on a total dollar basis. The increase in royalties on a per barrel basis was related to higher commodity prices and an increase in Albpetrol's share of production, which increased to 14.7% of total production in 2007 compared to 12.3% in 2006. An accelerated well take-over program resulted in a higher proportionate share of production for Albpetrol prior to generating a proportionate increase in Bankers' share of production volume.

Albania Netback ($/barrel)


$20
$15
$10
$5
0
2006
2007

Operating expenses increased slightly in 2007 to $10.37 per barrel from $10.08 per barrel in 2006. This increase was primarily due to higher personnel, repairs and maintenance and energy costs. Economies of scale from increasing production softened the impact on unit cost per barrel as approximately 50% of operating expenses are fixed in nature. Sales and transportation expenses increased to $2.43 per barrel from $1.82 per barrel in the preceding year. This increase was directly related to the incremental costs of additional transportation, inspection and port fees associated with higher crude oil exports. Export volumes represented 53% of total in 2007, compared to 37% in 2006.

The Company's netback improved 75% to $18.53 per barrel from $10.59 per barrel in 2006 as a result of higher oil prices received from increased export shipments.

Netback - Albania

($/barrel)	2007	2006	%
Average price	**35.54**	25.51	39
Royalties	**4.21**	3.02	39
Sales and transportation	**2.43**	1.82	34
Operating expenses	**10.37**	10.08	3
Netback	**18.53**	10.59	75

Due to the low production volumes in the U.S. operations, 2007 U.S. netback is not representative of future operations.

General and Administrative Expenses

General and administrative expenses (G&A) for the year were $8.3 million, net of capitalization, compared to $5.7 million for 2006, an increase of 46%. The increase in G&A reflects higher personnel costs with the addition of new employees, higher consulting fees and travel expenses related to the Company's operating and financing activities, and the strengthening of the Canadian dollar against the U.S. dollar. Despite the increase, G&A increased seven percent on a per barrel basis in nominal terms to $4.82 in 2007 from $4.52 in 2006 as a result of higher production.

During the year, the Company capitalized $3.0 million of G&A compared to $1.2 million for the preceding year in Albania and the United States. These expenses were directly related to acquisition, exploration and development activities.

Non-cash stock-based compensation expense pertaining to options vested and/or granted to officers, directors, employees and service providers were $3.8 million (2006 - $2.4 million). Of this amount, $3.4 million (2006 - $2.3 million) was charged to earnings and $447,000 (2006 - $115,000) was capitalized.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses for the year were $9.4 million compared to $4.9 million for 2006. The increase in depletion, depreciation and accretion expenses reflects higher production in Albania, commencement of production of natural gas and liquids from its U.S. operation and increase in depletable assets. The Company's independent reserve evaluation prepared in accordance with the National Instrument 51-101 had proved gross reserves of 53.4 million barrels at December 31, 2007, compared to 44.2 million barrels established in 2006.

Future Income Tax Expense

($000)	2007	2006
Net book value of property, plant and equipment (Albania)	91,600	54,700
Cost recovery pool	(64,800)	(48,500)
Timing difference	26,800	6,200
Future income tax liability (50%)	13,400	3,100
Less:		
Future income tax liability carried forward	3,100	300
Future income tax expense for the year	10,300	2,800

Future income liabilities result from the temporary differences between carrying value and tax values of its Albanian assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction. The Company's cost recovery pool in Albania is $64.8 million. In Canada, the Company has non-capital losses of approximately $13.9 million, the benefit of which has not been recognized in the financial statements. In the U.S., the Company is not expected to be taxable for the foreseeable future.

Net Loss for the Year and Funds from Operations

The Company recorded a net loss of $2.3 million ($0.005 per share) during the year compared to a net loss of $1.6 million ($0.004 per share) for the preceding year.

Funds from operations in 2007 were $24.1 million compared to funds from operation of $8.5 million for 2006. The increase in funds from operations is primarily attributable to higher production from Albanian operations and higher oil prices during 2007.

Significant Developments in 2007

Bankers had several key events during the year that impacted its overall profitability and its future direction. This included increased exports and the initiation of a thermal cyclic steam project in Albania, drilling success in Oklahoma and the addition of strategic advisors to the management team.

In Albania, increased exports and higher world oil prices significantly improved netbacks by 75% to $18.53 per barrel from $10.59 per barrel in 2006. Renegotiated domestic and export prices subsequent to year end is anticipated to provide higher netbacks in 2008.

In November, the construction of a pilot thermal steam project was completed and testing and steam injection commenced. The objective of the testing was twofold: to learn the reservoir response and to implement the steaming techniques in field conditions. In February 2008, initial results were announced: flowback and production of condensed water and oil was encouraging with estimated oil production reaching over 150 bopd during the first few days of production. The well subsequently experienced casing collapse, which was not unexpected as the project was utilizing existing, older wellbores. The Company has made adjustments to place the well back on production in a non-optimized configuration; the well is producing at approximately 25 bopd to 30 bopd as optimization continues.

In Texas, a 27% interest in the Palo Duro Basin was sold to Palo Duro Energy Inc. for a total consideration of $19.5 million in May. The cash received was used in funding the 2007 U.S. capital program.

Bankers' Woodford shale project in Oklahoma, U.S., proved capable of shale production during 2007. The successful drilling of five wells in the Tishomingo field, Ardmore basin, established first commercial natural gas sales for the Company and resulted in 45.8 BCFe of proved plus probable reserves at December 31, 2007. The success in this area has led to plans for an additional development drilling program for 2008, which is expected to substantially increase production and reserves.

From a corporate perspective, Bankers management team welcomed the addition of three individuals as strategic advisors in November 2007: Abdel F. (Abby) Badwi as Strategic Advisor; Douglas Urch as Financial Advisor; and Ian McMurtrie as Technical Advisor. Their experience with Rally Energy Corp.'s Egyptian heavy oilfield is viewed as synergistic to the Patos Marinza heavy oilfield. In addition, Mr. Badwi joined Bankers' Board of Directors.

SUBSEQUENT EVENTS

Bankers' executive team was strengthened in late January 2008 with the addition of Abdel F. (Abby) Badwi as CEO, Douglas Urch as Vice President, Finance and CFO, and Ian McMurtrie as Vice President, Exploration. Richard Wadsworth continues as President and Chief Operating Officer while Juneyt Tirmandi has stepped down from the position of CFO and continues in the role of Financial Advisor.

Effective January 1, 2008, the Company renegotiated its domestic crude oil sales agreement with ARMO, renewed its export agreement with one of the Italian refineries and finalised a new agreement with a second Italian refinery. The new domestic price compares favourably to the previous contract, becoming competitive with export pricing. Bankers expects that its overall average price will approximate 56% of the Brent oil price for 2008, dependent upon total domestic versus export volumes. Based on the average 2007 Brent price of $69.18 per barrel, this translates into an average price of $38.65 per barrel compared to $35.54 per barrel in 2007, an increase of 9%. At higher Brent prices the impact will be more pronounced as domestic volumes as well as exports will be sensitive to increases in Brent.

In February 2008, the Company issued 66,666,666 common shares pursuant to a non-brokered private placement at a price of CDN$0.90 per share. The financing resulted in net proceeds of approximately $58.2 million.

In March 2008, Bankers increased its debt facilities with Raiffeisen Bank in Albania to $51.0 million. The new facilities are comprised of two term loans in the amount of $15.0 and $16.0 million respectively and a $20.0 million operating facility.

In Albania, Bankers completed an Addendum in March 2008 to its Plan of Development, that outlined the technical, capital and production profiles for the Patos Marinza oilfield. Under this Addendum, Bankers plans to access additional reserves through the application of infill vertical and horizontal well drilling, and waterflood and thermal techniques. The initiation of these additional programs is expected to increase Bankers' production volume to 20,000 bopd by the end of 2010, and significantly increase ultimate resource recovery.

Total development costs are anticipated to be approximately to $370.0 million over the three-year plan and will be primarily funded from working capital and future funds from operations. The Patos Marinza oilfield is estimated to contain some two billion barrels of original-oil-in-place with current recovery being approximately 6%.

CAPITAL EXPENDITURES

($000)	2007	2006	%
Albania	45,507	37,480	21
United States	34,893	30,166	16
Canada	303	81	274
	80,703*	67,727*	19

* Excluding non-cash capital expenditures

Bankers spent $30.6 million on well reactivations in Albania during 2007. The balance of the expenditures was incurred on completion of the central treatment facilities ($9.2 million), water disposal system ($1.0 million), miscellaneous expenditures and capitalized G&A. In 2006, the Company spent $25.0 million on well reactivations, $1.8 million on central treatment facilities and the balance of the expenditures was related to miscellaneous expenditures and capitalized G&A.

In the U.S., Bankers incurred $24.1 million on drilling and evaluation costs of wells drilled and tested in Oklahoma, Texas and New York in 2007. Other capital expenditures included: processing facilities and gathering lines of $0.6 million; lease acquisition costs of $8.1 million; geological and geophysical of $0.9 million; and capitalized G&A of $0.7 million. In 2006, Bankers spent $13.9 million for drilling and evaluation costs, $0.3 million on geological and geophysical expenditures, $15.2 million on lease acquisitions and $0.3 million on capitalized G&A. Lease acquisition costs included the acquisition of four shale gas prospects from Vintage Petroleum LLC for $10.0 million, excluding the non-cash share consideration of $20.0 million.

LIQUIDITY AND CAPITAL RESOURCES

In March 2007, Bankers issued 36 million units, consisting of one common share and one-half of one common share purchase warrant, for net proceeds of $20.2 million on a bought-deal basis. An additional 4.4 million units were issued to Bankers' new executive advisors for net proceeds of $2.2 million in November. Each unit consisted of one common share and one non-transferable share purchase warrant.

At December 31, 2007, Bankers had a working capital deficiency of $9.6 million and a long-term bank loan of $11.2 million. The Company's $31.0 million credit facility with a European financial institution was nearly fully utilized at December 31, 2007, with the revolving operating loan at $15.8 million and the five-year term loan at $15.0 million. In March 2008, Bankers received approval for a $20.0 million increase to this credit facility. Subsequent to year end, the Company issued 66.7 million common shares pursuant to a private placement for net proceeds of $58.2 million.

Capital expenditures for Albania and the U.S. are estimated to be approximately $77.0 million and $45.0 million, respectively, for 2008. Bankers anticipates that it has sufficient capital resources to fund Albania's 2008 capital expenditure program and to meet working capital requirements through funds from operations, available credit facilities and working capital. Significant changes in expected commodity prices could impact funds from operations.

Funds raised by the equity financing and revenue from production in the U.S. operation are expected to be sufficient to fund planned U.S. capital expenditures over the first half of 2008. Bankers will consider various options to obtain required capital for the remainder of the program.

Plan of Development

Bankers has no capital expenditure commitment for the Patos Marinza oilfield under the Petroleum Agreement. Bankers annually submits a work program to AKBN which includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly.

Commitments

The Company has long-term lease commitments in Canada, Albania and the U.S. The minimum lease payments for the next five years are $1.1 million and outlined as follows:

($000)	Canada	Albania	U.S.	Total
2008	174	214	74	462
2009	174	49	56	279
2010	174	38	—	212
2011	174	—	—	174
2012	7	—	—	7
	703	301	130	1,134

The $15.0 million term loan is repayable in equal monthly instalments over a 48-month period commencing January 1, 2008. Of the amount outstanding, $3.8 million was classified as a current liability and $11.3 million as long-term debt. Principal repayments of the term loan over the next five years are as follows:

($000)	
2008	3,750
2009	3,750
2010	3,750
2011	3,750
	15,000

RELATED PARTY TRANSACTIONS

Bankers' contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During 2007, the Company transacted $9.6 million of services compared to $9.4 million for 2006. The services can be terminated upon 60 days notice at the election of the Company. At December 31, 2007, the Company owed $1.5 million (2006 - $878,000) to the drilling company.

In addition, the Company entered into a put option agreement with the drilling company in November 2007. Under the agreement, the drilling company may require the Company to purchase certain assets from it at an independently appraised value but not less than $2.5 million at its sole discretion. The put option agreement expires on May 16, 2010.

Bankers also paid $59,000 (2006 - $56,000) for rent and office services to a company related by way of common directors during 2007. The accounts payable to this company at December 31, 2007 was $5,000.

QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

2007

($000s, except as noted)	First Quarter	$/boe	Second Quarter	$/boe	Third Quarter	$/boe	**Fourth Quarter**	**$/boe**	Year	$/boe
Albania - crude oil										
Average production (bopd)	4,388		4,314		4,753		**5,429**		4,724	
Oil revenue	10,739	27.19	12,913	32.89	16,239	37.14	**21,398**	**42.84**	61,289	35.54
Royalties	1,440	3.65	1,682	4.28	1,922	4.40	**2,207**	**4.42**	7,251	4.21
Sales and transportation	775	1.96	1,007	2.56	1,068	2.44	**1,332**	**2.67**	4,182	2.43
Operating expenses	4,014	10.16	4,048	9.91	4,535	10.37	**5,303**	**10.93**	17,900	10.37
Net operating income	4,510	11.42	6,176	16.14	8,714	19.93	**12,556**	**24.82**	31,956	18.53

2006

($000s, except as noted)	First Quarter	$/boe	Second Quarter	$/boe	Third Quarter	$/boe	Fourth Quarter	$/boe	Year	$/boe
Albania - crude oil										
Average production (bopd)	2,474		3,175		3,776		4,113		3,392	
Oil revenue	5,689	25.55	7,407	25.64	9,240	26.63	9,250	24.44	31,586	25.51
Royalties	679	3.05	860	2.98	1,055	3.04	1,149	3.04	3,743	3.02
Sales and transportation	373	1.68	480	1.66	728	2.10	670	1.77	2,251	1.82
Operating expenses	2,741	12.31	2,862	9.91	3,141	9.05	3,737	9.88	12,481	10.08
Net operating income	1,896	8.51	3,205	11.09	4,316	12.44	3,694	9.75	13,111	10.59

2007

U.S. - natural gas, condensate & NGL

($000s, except as noted)	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**	Year
Average natural gas production (mmcf/d)	—	—	127	**462**	154
Average condensate & NGL production (bopd)	—	—	15	**37**	13
Average natural gas price ($/mcf)	—	—	5.18	**5.91**	5.73
Average condensate & NGL price ($/barrel)	—	—	59.08	**73.35**	69.67
Net operating income	—	—	120	**407**	527

* Due to low production volumes in the U.S. operations, 2007 U.S. netback is not representative of future operations.

** Production from the U.S. operations commenced September, 2007.

2007

($000s, except as noted)	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**	Total
Financial					
Oil and gas revenues	10,739	12,913	16,392	**22,061**	62,105
General and administrative	1,659	1,824	1,975	**2,853**	8,311
Funds from operations	2,852	4,792	6,420	**10,072**	24,136
Net income (loss)	(1,050)	600	264	**(2,156)**	(2,342)
Basic and diluted earnings (loss) per share	(0.002)	0.001	0.001	**(0.005)**	(0.005)
Total assets	168,005	175,550	185,652	**204,295**	204,295
Bank loans	15,987	19,471	25,967	**30,850**	30,850

2006

($000s, except as noted)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Financial					
Oil and gas revenue	5,689	7,407	9,240	9,250	31,586
General and administrative	972	1,450	1,422	1,820	5,664
Funds from operations	723	3,251	2,950	1,588	8,512
Net income (loss)	(993)	(253)	(208)	(107)	(1,561)
Basic and diluted earnings (loss) per share	(0.002)	(0.001)	(0.001)	(0.000)	(0.004)
Total assets	98,930	124,321	127,106	138,030	138,030
Bank loans	—	—	—	6,772	6,772

Quarterly Variable

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company's control such as seasonality and exchange rates.

- Seasonality of winter operating conditions combined with the timing of transfer of wells from Albpetrol results in production increases that are typically higher in the second and third quarters. As new wells come on stream, there is a build-up period in production, higher sand production and higher well servicing costs, which is typical for heavy oil wells in the first year of production. In addition, production levels can be affected by water disposal constraints, mechanical wellbore and isolation failures, increased water production coming from shallower and deeper zones, and a shortage of rig workover capacity and specialised well servicing equipment.
- The increase in royalties is related to higher oil prices and the greater number of wells being taken over from Albpetrol, which results in higher pre-existing production.
- The relative stability of operating expenses is a part of a continuing trend that results from operating efficiencies gained through greater experience in field operations and economies of scale as the proportionate share of fixed operating expenses decline with production increases.
- Depreciation of the U.S. dollar against all major currencies during the past two years had the effect of increasing operating costs and the investment in property, plant and equipment.
- The increase in G&A reflects the addition of new employees and consultants, higher travel expenses related to the Company's operating and financing activities; increased public company compliance costs; and the strengthening of the Canadian dollar against the U.S. dollar.

Fourth Quarter 2007

In Albania, higher prices, additional export volumes and increased production are the primary reasons for the substantial increase in oil revenue during the fourth quarter of 2007 over the same period in 2006. Production averaged 5,429 bopd during fourth quarter 2007 compared to 4,113 bopd during the fourth quarter of 2006. The Company exported 58% of its crude oil during this period compared to 30% in 2006.

When compared to the preceding quarter in 2007, revenue also increased as a result of higher production and increased export volumes and prices. During the fourth quarter the Company averaged $52.70 per barrel in export prices compared to $44.37 per barrel in the preceding quarter. Much of this increase was related to higher world crude oil prices. As a consequence, the Company's average price increased 75% to $42.84 per barrel during the fourth quarter of 2007 compared to $37.14 per barrel during the third quarter and $24.44 per barrel in 2006.

Operating expenses during the fourth quarter were $10.93 per barrel, up from $10.37 per barrel during the third quarter and $9.88 per barrel during the same period in 2006. This increase was due to higher subcontracting, personnel and down-hole equipment costs resulting from accelerated well take-overs without a proportionate increase in production.

Sales and transportation expenses increased modestly by 9% to $2.67 per barrel compared to $2.44 per barrel during the preceding quarter, but increased 51% from over a year ago.

The increase reflects the higher proportionate share of exports in overall production: 58% of crude was exported in the fourth quarter compared to 55% for the third quarter and 30% in the fourth quarter of 2006.

The Company continued to improve its netback during the fourth quarter and reached a new high of $24.82 per barrel compared to $19.93 per barrel for the preceding quarter and $9.75 per barrel for the fourth quarter in 2006, increases of 25% and 155%, respectively.

As a result of these factors, funds from operations improved to $10.1 million from $6.4 million during the third quarter. Funds from operations were $1.6 million for the same period in 2006. Net loss for the quarter was $2.2 million compared to net earnings of $264,000 for the third quarter and a loss of $107,000 for the same period in 2006.

During the fourth quarter of 2007, Bankers incurred $7.6 million of capital expenditures on well reactivations; $787,000 on central treatment facilities; and $590,000 on water treatment facilities in Albania. The balance of the expenditures was incurred on ecology pit construction, miscellaneous expenditures and capitalized G&A. The Company spent $4.7 million on well reactivations and $1.1 million on central treatment facilities in Albania in the fourth quarter of 2006.

Oil & gas Revenue (millions)


$25
$20
$15
$10
$5
0
Q4 '06
Q4 '07

Average Albanian Production (boed)


6,000
5,000
4,000
3,000
2,000
1,000
0
Q4 '06
Q4 '07

Albanian Netback ($/barrel)


$25
$20
$15
$10
$5
0
Q4 '06
Q4 '07

In the U.S., Bankers spent $7.5 million on the drilling and evaluation costs of wells in Oklahoma and Texas in the fourth quarter of 2007. Processing and gathering line costs amounted to approximately $0.2 million. Approximately $0.6 was related to lease acquisition costs with the balance as capitalized G&A. An additional $0.7 million was spent on lease acquisitions in the U.S. for the same period in 2006.

OUTSTANDING SHARE DATA

There were approximately 453 million and 519 million shares outstanding on December 31, 2007 and March 28, 2008, respectively. In addition, the Company had approximately 75 million and 80 million stock options and warrants outstanding as of the same dates, respectively.

Officers and executives of the Company have approximately eight percent direct ownership in the Company. This creates an alignment with shareholders and a team that is dedicated to activities that support future value creation.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are disclosed in Note 2 to the Audited Consolidated Financial Statements. Preparation of financial statements in accordance with GAAP requires that management make estimates that affect the reported amount of assets, liabilities, revenues and expenses. The estimates used in applying these critical accounting policies for property, plant and equipment are as follows:

Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

Depletion and Depreciation

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

Ceiling Test

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre.

Asset Retirement Obligations

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual remediation expenditures incurred are charged against the accumulated obligation.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments —recognition and measurement and financial instruments —presentation and disclosures. Prior periods have not been restated.

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available-for-sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable is classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The accounts payable and accrued liabilities are classified as other financial liabilities and the fair value approximates their carrying value due to the short-term nature of these instruments. The operating loan and term loan are classified as other financial liabilities and their fair value approximates their carrying value as they bear interest at market rates. The Company has not designated any financial instruments as held-for-trading.

In addition, the Company has designated its investment in the units of Palo Duro Energy Inc. as available-for-sale.

The Company has elected to expense transaction costs as incurred.

NEW ACCOUNTING STANDARDS

Two new Canadian accounting standards have been issued that will require additional disclosure in the Company's financial statements commencing January 1, 2008, regarding financial instruments, as well as capital and how it is managed. Effective January 1, 2008, the Company will also be required to adopt a new Canadian accounting standard on inventories which establishes standards for the measurement and disclosure of inventories including guidance on the determination of cost.

Management is in the process of evaluating the effects these standards will have on the Company.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in regulatory filings is recorded, processed, summarized and reported within the time periods specified and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Bankers Chief Executive Officer (CEO) and Vice President, Finance & Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures. The evaluation took into consideration the processes, systems and capabilities relating to regulatory filings, public disclosures, and the identification and communication of material information as well as the functioning of the officers, the board of directors, and board committees. Based on this evaluation, management has concluded that the Company's disclosure controls are effective to provide reasonable assurance that material information relating to the Company is made known to management on a timely basis. It should be noted that there was a change to Bankers' management team with the addition of Abdel F. Badwi as CEO and Douglas C. Urch as Vice President, Finance and CFO. Richard Wadsworth remains as President and Juneyt Tirmandi (past CFO) has been retained as Financial Advisor to provide continuity.

There have been no significant changes to Bankers' disclosure controls or in other factors that could significantly affect these controls subsequent to the evaluation date and the filing date of the MD&A.

INTERNAL CONTROLS AND OVER FINANCIAL REPORTING

The CEO and CFO are responsible for designing, or causing to be designed, internal controls over financial reporting as defined in Multilateral Instrument 52-109 in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian GAAP. There have been no changes to Bankers' internal control over financial reporting that occurred during the year ended December 31, 2007, that have materially affected, or are reasonably likely to affect the Company's internal controls over financial reporting.

OUTLOOK

Bankers is taking a focused approach to long-term growth with the three-year strategic plan for Albania that was announced in March 2008. The Patos Marinza oilfield holds great potential for further development through continued reactivation of existing wellbores, vertical and horizontal infill drilling, and waterflood and thermal oil recovery projects. The implementation of this plan provides the opportunity to achieve a production target of 20,000 bopd and substantially increase resource recovery by the end of 2010. The heavy oil expertise and knowledge of Bankers' employees will be applied in a focused manner, maximizing the potential upside of its development and exploration opportunities in Albania.

Albania:

- Increase annual average crude oil production and year end reserves.
- Improve netbacks from 2007 levels through increased domestic and export prices, operating cost reductions and efficiencies.
- Initiate a program of infill drilling of vertical and horizontal wells, a waterflood program and an eight well thermal steam pilot project; this will be in addition to the regular program of well reactivations.

U.S.:

- Bankers will continue the development program for its Oklahoma Woodford shale gas play while determining the most optimal arrangement for restructuring of the U.S. assets to maximize shareholder value.







Management's report

The accompanying consolidated financial statements and related financial information are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by year end. Financial information presented elsewhere in this document is consistent with that contained in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems.

The Company retains independent petroleum consultants, RPS Petroleum Engineering Inc. and MHA Petroleum Consultants, Inc., to conduct independent evaluations of the Company's oil and gas reserves. The independent external auditors, KPMG LLP, have conducted an examination of the consolidated financial statements on behalf of shareholders. The auditors have unrestricted access to the Company and the Audit Committee.

The Board of Directors, currently composed of six independent and one non-independent directors, carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated directors. This Committee reviews the consolidated financial statements with management and the auditors, as well as recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, and recommend their approval to the Board of Directors.

Abdel F. (Abby) Badwi
Chief Executive Officer

Douglas C. Urch
VP, Finance & Chief Financial Officer

March 28, 2008

Auditor's report to shareholders

To the Shareholders of Bankers Petroleum Ltd.:

We have audited the consolidated balance sheets of Bankers Petroleum Ltd. as at December 31, 2007 and 2006, and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 , and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Alberta

March 28, 2008

Bankers Petroleum Ltd.

consolidated balance sheets

as at December 31

(Expressed in thousands of U.S. dollars)

		2007		2006
ASSETS				
Current assets				
Cash and cash equivalents	$	3,560	$	6,329
Investments (Note 4)		1,120		—
Accounts receivable		21,128		7,214
Crude oil inventory		985		713
Deposits and prepaid expenses		1,601		1,121
		28,394		15,377
Property, plant and equipment (Note 5)		175,901		122,653
	$	204,295	$	138,030
LIABILITIES				
Current liabilities				
Operating loan (Note 6)	$	15,805	$	4,772
Accounts payable and accrued liabilities		18,444		11,369
Current portion of term loan (Note 6)		3,750		125
		37,999		16,266
Term loan (Note 6)		11,250		1,875
Asset retirement obligations (Note 7)		2,610		1,593
Future income tax liability (Note 11)		13,400		3,126
SHAREHOLDERS' EQUITY				
Share capital (Note 8)		136,513		116,696
Warrants (Note 8)		2,539		—
Contributed surplus (Note 8)		8,308		4,456
Deficit		(8,324)		(5,982)
		139,036		115,170
	$	204,295	$	138,030

Commitments (Note 12)

Subsequent events (Note 15)

See accompanying notes to consolidated financial statements.

APPROVED BY THE BOARD

Robert Cross, Director

Victor Redekop, Director

Bankers Petroleum Ltd.

consolidated statement of operations and deficit

for the year ended December 31

(Expressed in thousands of U.S. dollars, except per share amounts)

		2007		2006
Revenue				
Oil and gas revenue	$	62,105	$	31,586
Royalties		(7,251)		(3,743)
Interest		574		569
		55,428		28,412
Expenses				
Operating		18,189		12,481
Sales and transportation		4,182		2,251
General and administrative		8,311		5,664
Interest and bank charges		666		96
Interest on term loan		1,244		68
Foreign exchange gain		(1,300)		(660)
Write down of investments (Note 4)		3,430		—
Stock-based compensation (Note 8)		3,405		2,327
Depletion, depreciation and accretion		9,369		4,902
		47,496		27,129
Earnings before income taxes		7,932		1,283
Future income tax expense (Note 11)		(10,274)		(2,844)
Net loss for the year		(2,342)		(1,561)
Deficit, beginning of year		(5,982)		(4,421)
Deficit, end of year	$	(8,324)	$	(5,982)
Basic and diluted loss per share	$	(0.005)	$	(0.004)

See accompanying notes to consolidated financial statements.

Bankers Petroleum Ltd.

consolidated statement of cash flows

for the year ended December 31

(Expressed in thousands of U.S. dollars)

		2007		2006
Cash provided by (used in)				
Operating activities				
Net loss for the year	$	(2,342)	$	(1,561)
Items not involving cash:				
Depletion, depreciation and accretion		9,369		4,902
Future income tax expense		10,274		2,844
Write down of investments		3,430		—
Stock-based compensation (Note 8)		3,405		2,327
		24,136		8,512
Change in non-cash working capital (Note 13)		(6,480)		(338)
		17,656		8,174
Investing activities				
Additions to property, plant and equipment		(80,703)		(67,727)
Proceeds from sale of property, plant and equipment (Note 4)		15,000		—
Change in non-cash working capital (Note 13)		(1,111)		2,090
		(66,814)		(65,637)
Financing activities				
Issue of common shares and warrants, net of share issue costs (Note 8)		22,356		43,491
Operating loan (Note 6)		11,033		4,772
Term loan (Note 6)		13,000		2,000
		46,389		50,263
Decrease in cash and cash equivalents		(2,769)		(7,200)
Cash and cash equivalents, beginning of year		6,329		13,529
Cash and cash equivalents, end of year (Note 13)	$	3,560	$	6,329

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Bankers Petroleum Ltd. (the "Company") is engaged in the exploration for and development and production of oil and natural gas in Albania and the United States. The Company is listed on the Toronto Stock Exchange and the Alternative Investment Market (AIM) of the London Stock Exchange under the symbol BNK.

In Albania, the Company operates in the Patos Marinza oilfield pursuant to a petroleum agreement (the "Petroleum Agreement") with Albpetrol Sh.A ("Albpetrol"), the state owned oil company, under Albpetrol's existing license with the Albanian National Agency for Natural Resources ("AKBN"). The license has a 25 year term with an option to extend at the Company's election for further five year increments.

In the United States, the Company is engaged in exploration for oil and natural gas in Texas, Oklahoma, Mississippi, Alabama and New York.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies are outlined below:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned operating subsidiaries: Bankers Petroleum Albania Ltd. ("BPAL") (formerly Bankers International Energy Ltd.) and Bankers Petroleum (U.S.) Inc.

(b) Financial instruments - recognition and measurement

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments — recognition and measurement and financial instruments — presentation and disclosures.

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable is classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The accounts payable and accrued liabilities are classified as other financial liabilities and the fair value approximates their carrying value due to the short-term nature of these instruments. The operating loan and term loan are classified as other financial liabilities and their fair value approximates their carrying value as they bear interest at market rates. The Company has not designated any financial instruments as held-for-trading.

The Company has designated its investments in the equity of Palo Duro Energy Inc. and Tyner Resources Ltd. as available-for-sale.

The Company has elected to expense transaction costs as incurred.

(c) Foreign currency translation

Transactions denominated in foreign currencies are translated into United States dollar equivalents at exchange rates approximating those in effect at the transaction dates. Foreign currency denominated monetary assets and liabilities are translated at the year end exchange rate. Gains and losses arising from foreign currency translation are recognized in the statement of operations and deficit.

(d) Use of estimates

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation, asset retirement obligations, future income taxes, and amounts used for asset impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop these reserves.

(e) Revenue recognition

Revenue associated with the sales of the Company's oil and gas is recognized in income when title and risk pass to the buyer, collection is reasonably assured and the price is determinable.

(f) Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(g) Per share amounts

Basic earnings (loss) per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

(h) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

(i) Crude oil inventory

Crude oil inventory is valued at the lower of average cost of production and net realizable value.

(j) Property, plant and equipment

Capitalized Costs

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

Depletion and Depreciation

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

Ceiling Test

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the recognition and measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre.

Asset Retirement Obligations

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment in the period in which the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual abandonment expenditures incurred are charged against the accumulated obligation.

(k) Stock-based compensation

Compensation costs attributable to all stock options granted to employees and directors are measured at fair value at the date of grant using the Black Scholes option pricing model and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(l) Comparative Figures

Certain prior year figures have been re-classified to conform to the current year's presentation.

3. NEW ACCOUNTING STANDARDS

Two new Canadian accounting standards have been issued that will require additional disclosure in the Company's financial statements commencing January 1, 2008, regarding financial instruments, as well as capital and how it is managed. Effective January 1, 2008, the Company will also be required to adopt a new Canadian accounting standard on inventories which establishes standards for the measurement and disclosure of inventories including guidance on the determination of cost.

Management is in the process of evaluating the effects these standards will have on the Company.

4. INVESTMENTS

	2007	2006
Marketable securities	$ 1,120	$ —

In May 2007, the Company sold a 27% working interest in the Palo Duro basin, Texas to a wholly-owned U.S. subsidiary of a Canadian public company. This transaction was satisfied by a payment of $15,000 in cash and the issuance of 15,152,142 units of Palo Duro Energy Inc. valued at $4,500. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at a price of CAD $0.50 per share until March 21, 2009.

As at December 31, 2007, the Company has not sold any of the shares and the quoted market value of the investments at that date was $1,073. Accordingly, the investment was written down to its market value. In addition, the Company also holds 400,000 shares of Tyner Resources Ltd., a Canadian public company with a market value of $47 as at December 31, 2007.

5. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the Company's property, plant and equipment as at December 31:

	2007			2006
	Cost	Accumulated Depletion and Depreciation	**Net Book Value**	Net Book Value
Oil and gas properties				
Albania	$ 107,274	$ 15,009	$ **92,265**	$ 55,084
United States	82,064	407	**81,657**	66,520
Equipment, furniture and fixtures	2,658	679	**1,979**	1,049
	$ 191,996	$ 16,095	$ **175,901**	$ 122,653

The depletion expense calculation for the year ended December 31, 2007 for the United States cost centre excludes $9,849 (2006 - $66,520) relating to unproved properties.

The Company capitalized general and administrative expenses and stock-based compensation of $3,020 (2006 - $1,249) in Albania and the United States that were directly related to exploration and development activities.

Depletion for the year ended December 31, 2007, included $206,000 and $15,000 (2006 - $137,000 and nil) for estimated future development costs associated with proved undeveloped reserves in Albania and the United States, respectively.

The Company's ceiling test calculations for the Albania and United States cost centres, performed at December 31, 2007, resulted in no impairment loss. The future prices used by the Company in estimating cash flows were based on forecasts by independent reserves evaluators, adjusted for the Company's quality, transportation and contract differentials. The following table summarizes the benchmark prices used in the calculation:

	Oil Price (US$/barrel)*	
Year	Albania	United States
2008	86.00	89.61
2009	82.00	86.01
2010	80.00	84.65
2011	78.00	82.77
2012	77.00	82.26
Average annual increase, thereafter	2%	2%

* Reference pricing is to Brent oil for Albania and West Texas Intermediate for the United States.

Bankers has no capital expenditure commitments for the Patos Marinza oilfield under the Petroleum Agreement. The Petroleum Agreement stipulates that the Company submit to AKBN annually a work program which includes the nature and the amount of capital expenditures to be incurred in that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. Disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. Any relinquishment will reduce the associated capital expenditure commitments. If only a portion of the contract area is relinquished, the Company will continue to conduct petroleum operations on the portion retained and the future capital expenditures will be adjusted accordingly.

6. TERM AND OPERATING LOAN FACILITY

The Company has established credit facilities with a European financial institution based in Albania. The term and operating loan facility is comprised of a $16,000 operating loan and a $15,000 five-year term loan. The facility is secured by all of the assets of BPAL, assignment of proceeds from the Albanian domestic and export crude oil sales contracts, a pledge of the common shares of BPAL and a guarantee by the Company. The credit facilities are subject to certain covenants requiring the maintenance of certain financial ratios, all of which were met as at December 31, 2007.

(a) Operating Loan

The operating loan has a one year term and bears interest at one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender. As at December 31, 2007, $15,805 (2006 - $4,772) of the operating loan was drawn down.

(b) Term Loan

The term loan has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period. The term loan bears interest at one year LIBOR plus 4.5%. As at December 31, 2007, the entire term loan was drawn down. Of the amount outstanding, $3,750 was classified as a current liability and $11,250 as long-term debt.

Principal repayments of the term loan over the next four years are as follows:

2008	$	3,750
2009		3,750
2010		3,750
2011		3,750
	$	15,000

7. ASSET RETIREMENT OBLIGATIONS

In Albania, the Company estimated the total undiscounted amount required to settle the asset retirement obligations at $15,058 (2006 - $9,780). These obligations will be settled at the end of the Company's 25-year license of which 23 years are remaining. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 9% to arrive at asset retirement obligations of $2,177 as at December 31, 2007.

In the United States, the Company estimated the total undiscounted amount required to settle the asset retirement obligations is $667 (2006 - $550). These obligations are expected to be settled in 15 years. The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 5.5% to arrive at asset retirement obligations of $433 as at December 31, 2007.

Asset retirement obligations, December 31, 2006	$	1,593
Liabilities incurred during the period		846
Accretion		171
Asset retirement obligations, December 31, 2007	$	2,610

8. SHAREHOLDERS' EQUITY

(a) Share capital and contributed surplus

Authorized

Unlimited number of common shares with no par value.

Issued

	Number of Common Shares		Amount		Contributed Surplus
Balance, December 31, 2005	327,986,533	$	53,205	$	2,014
Private placement	50,000,000		43,200		—
Purchase of oil and gas properties	25,971,715		20,000		—
Exercise of compensation options	784,636		381		—
Exercise of warrants	7,323,750		2,608		—
Share issuance costs	—		(2,698)		—
Stock-based compensation	—		—		2,442
Balance, December 31, 2006	412,066,634		116,696		4,456
Prospectus offering	36,042,858		19,227		—
Private placement	4,400,000		1,703		—
Share issuance costs	—		(1,113)		—
Stock-based compensation	—		—		3,852
Balance, December 31, 2007	452,509,492	$	136,513	$	8,308

In March 2007, the Company issued an aggregate of 36,042,858 units at a price of CAD$0.70 per unit on a bought-deal basis, resulting in net proceeds of $20,128 after commissions and share issue expenses. Each unit consists of one common share and one-half of one common share purchase warrant.
The Company determined the fair value of warrants as CAD$0.15 per warrant using the Black-Scholes option pricing model. As a result, $2,307 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.90 for a period of five years.

The weighted average number of common shares used in the calculation of basic and diluted earnings (loss) per share was 442,849,962 in 2007 (2006 - 388,782,758). In computing diluted earnings (loss) per share for the year ended December 31, 2007, no common shares were added to the basic weighted average number of common shares outstanding (2006 - nil) for the dilutive effect of stock options and warrants.

In November 2007, the Company, issued an aggregate of 4,400,000 units at a price of CAD$0.50 per unit, pursuant to a private placement resulting in net proceeds of $2,228 after share issue expenses. Each unit consists of one common share and one non-transferable share purchase warrant. The Company determined the fair value of warrants as CAD$0.12 per warrant using the Black-Scholes option pricing model. As a result, $538 of the proceeds were allocated to warrants. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of CAD$1.00 until November 15, 2010.

(b) Warrants

A summary of the changes in warrants is presented below.

	Number of Warrants	Amount	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2005	23,554,705	$ —	0.76
Exercise of compensation options	392,318	—	0.95
Exercised	(7,323,750)	—	0.40
Expired	(721,250)	—	0.40
Balance, December 31, 2006	15,902,023	—	0.95
Prospectus offering	18,021,429	2,307	0.90
Private placement	4,400,000	538	1.00
Issue costs	—	(306)	—
Balance, December 31, 2007	38,323,452	$ 2,539	0.93

The following table summarizes warrants outstanding and exercisable warrants at December 31, 2007.

Number of Warrants Outstanding	Number of Warrants Exercisable	Expiry Date	Weighted Average Exercise Price (CAD $)
15,902,023	15,902,023	November 10, 2009	0.95
18,021,429	18,021,429	January 14, 2012	0.90
4,400,000	—	November 15, 2010	1.00
38,323,452	33,923,452		

(c) Stock options

The Company has established a "rolling" Stock Option Plan. The number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued and outstanding shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The exercise price of each option shall not be less than the market price of the Company's stock at the date of grant.

A summary of the changes in stock options is presented as follows:

	Number of Options	Weighted Average Exercise Price (CAD $)
Balance, December 31, 2005	14,605,000	0.70
Granted	9,075,000	0.95
Cancelled	(150,000)	1.03
Balance, December 31, 2006	23,530,000	0.83
Granted	14,585,000	0.59
Cancelled	(960,000)	0.91
Balance, December 31, 2007	37,155,000	0.73

The following table summarizes the outstanding and exercisable options at December 31:

	2007			2006		
Exercise Price (CAD$)	Outstanding	Exercisable	Weighted Average Remaining Years to Expiry	Outstanding	Exercisable	Weighted Average Remaining Years to Expiry
0.22	6,150,000	6,150,000	1.4	6,150,000	6,150,000	2.4
0.50	600,000	600,000	1.6	600,000	600,000	2.6
0.52	4,050,000	1,350,000	4.5	—	—	—
0.55	275,000	183,334	3.8	275,000	41,666	4.8
0.56	135,000	45,000	4.4	—	—	—
0.58	4,400,000	—	4.8	—	—	—
0.64	5,125,000	1,708,333	4.0	—	—	—
0.65	400,000	266,666	3.7	400,000	133,333	4.7
0.70	300,000	100,000	4.1	—	—	—
0.75	1,500,000	1,000,000	3.7	1,750,000	458,333	4.7
0.80	2,480,000	2,480,000	2.1	2,480,000	1,653,333	3.1
0.83	250,000	83,333	4.9	—	—	—
1.15	9,865,000	7,676,666	3.1	10,100,000	4,514,451	4.1
1.34	600,000	600,000	2.9	600,000	400,000	3.9
1.39	750,000	750,000	3.0	750,000	500,000	4.0
1.47	275,000	275,000	2.3	425,000	283,334	3.3
	37,155,000	23,268,332		23,530,000	14,734,450	

(c) Stock-based Compensation

Using the fair value method for stock-based compensation, the Company calculated stock-based compensation expense as $3,852 (2006 - $2,442) for the stock options vested and/or granted to officers, directors, employees and service providers. Of this amount $3,405 (2006 - $2,327) was charged to earnings and $447 (2006 - $115) was capitalized. The Company determined these amounts using the Black-Scholes option pricing model assuming a risk free interest rate range of 3.87% to 4.72% (2006 - 3.66% to 4.01%), a dividend yield of 0% (2006 - 0%), an expected volatility range of 59% to 67% (2006 - 54% to 67%) and expected lives of the stock options of five years (2006 - five) from the date of grant.

9. SEGMENTED INFORMATION

The Company defined its reportable segments based on geographic locations.

Year ended December 31, 2007	Albania	United States	Canada	Total
Revenue				
Oil and gas revenue, net of royalties	$ 54,038	$ 816	$ —	$ 54,854
Interest	2	171	401	574
	54,040	987	401	55,428
Expenses				
Operating	17,900	289	—	18,189
Sales and transportation	4,182	—	—	4,182
General and administrative	3,002	917	4,392	8,311
Interest and bank charges	666	—	—	666
Interest on long-term debt	1,244	—	—	1,244
Foreign exchange gain	(305)	—	(995)	(1,300)
Write down of investments	—	3,430	—	3,430
Stock-based compensation	864	523	2,018	3,405
Depletion, depreciation and accretion	8,803	466	100	9,369
	36,356	5,625	5,515	47,496
Segment earnings (loss)	$ 17,684	$ (4,638)	$ (5,114)	7,932
Future income tax expense				(10,274)
Net loss for the year				$ (2,342)
Assets, December 31, 2007	$ 111,647	$ 89,256	$ 3,392	$ 204,295
Additions to property, plant and equipment	$ 45,507	$ 34,893	$ 303	$ 80,703

During the year, the Albania segment had sales of $28,806 (2006 - $19,887) to the Albanian Refining and Marketing Organization, representing 47% (2006 - 63%) of net sales. The export sales to two Italian refineries were $32,483 (2006 - $11,699), representing 53% (2006 - 37%) of net sales.

The United States segment incurred all sales domestically.

Year ended December 31, 2006	Albania	United States	Canada	Total
Revenue				
Oil and gas revenue, net of royalties	$ 27,843	$ —	$ —	$ 27,843
Interest	14	31	524	569
	27,857	31	524	28,412
Expenses				
Operating	12,481	—	—	12,481
Sales and transportation	2,251	—	—	2,251
General and administrative	2,165	580	2,919	5,664
Interest and bank charges	96	—	—	96
Interest on long-term debt	68	—	—	68
Foreign exchange gain	—	—	(660)	(660)
Stock-based compensation	575	123	1,629	2,327
Depletion, depreciation and accretion	4,838	20	44	4,902
	22,474	723	3,932	27,129
Segment earnings (loss)	$ 5,383	$ (692)	$ (3,408)	1,283
Future income tax expense				(2,844)
Net loss for the year				$ (1,561)
Assets, December 31, 2006	$ 64,822	$ 67,290	$ 5,918	$ 138,030
Additions to property, plant and equipment	$ 37,480	$ 30,166	$ 81	$ 67,727

10. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007 and 2006, the Company incurred the following expenses with companies related by way of common directors and/or officers:

	2007	2006
Oil well servicing	$ 9,641	$ 9,435
Rent and office services	59	56

The Company contracts for the provision of oil well servicing with an entity whose principal shareholder and officer is a director of the Company. In November 2007, the Company entered into a put option agreement with this entity (the "Optionee"). Under the agreement the Optionee at its sole discretion may require the Company to purchase certain assets from it at an independently appraised value but not less than $2,500. The put agreement expires on May 16, 2010.

The Company also paid for rent and office services to an entity related by way of common directors.

At December 31, 2007 and 2006, the following amounts payable to these entities were included in accounts payable and accrued liabilities. These balances bear no interest and have no fixed terms of repayment:

	2007	2006
Oil well servicing	$ 1,461	$ 878
Rent and office services	5	—

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2007	2006
Earnings before income taxes	$ 7,932	$ 1,283
Statutory tax rate	32.12%	32.50%
	2,548	417
Difference in tax rates between Albania and Canada	3,674	1,459
Non-deductible expenses	1,094	757
Other	1,662	87
Valuation allowance	1,296	124
Future income tax expense	$ 10,274	$ 2,844

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006
Future income tax assets:		
Non-capital loss carry forwards	$ 3,528	$ 2,761
Unrealized capital loss	858	—
Share issue costs	904	1,037
Property, plant and equipment - United States and Canada	179	21
Less: valuation allowances	(5,469)	(3,819)
Future income tax assets	$ —	$ —
Future income tax liabilities:		
Property, plant and equipment - Albania	$ 13,400	$ 3,126
Future income tax liability	$ 13,400	$ 3,126

The Company has available for deduction against future Canadian taxable income non-capital losses of approximately $13,891. These losses, if not utilized, will expire commencing 2008.

There are no material timing differences in the United States.

The potential income tax benefits of these future income tax assets have been offset by a valuation allowance and have not been recorded in these financial statements.

Future income tax liabilities result from the temporary differences between the carrying value and tax values of its Albanian assets and liabilities.

12. COMMITMENTS

The Company leases office premises, of which the minimum lease payments for the next five years are:

	Canada	Albania	United States	Total
2008	$ 174	$ 214	$ 74	$ 462
2009	174	49	56	279
2010	174	38	—	212
2011	174	—	—	174
2012	7	—	—	7
	$ 703	$ 301	$ 130	$ 1,134

13. SUPPPLEMENTAL CASH FLOW INFORMATION

	2007	2006
Operating activities		
Decrease (increase) in current assets		
Accounts receivable	$ (13,914)	$ (3,368)
Inventory	(272)	(378)
Deposits and prepaid expenses	(480)	(105)
Increase (decrease) in current liabilities		
Accounts payable and accrued liabilities	8,186	3,513
	$ (6,480)	$ (338)
Investing activities		
Increase (decrease) in current liabilities		
Accounts payable and accrued liabilities	$ (1,111)	$ 2,090
Cash and cash equivalents		
Cash	$ 2,060	$ 2,140
Fixed income investments	1,500	4,189
	$ 3,560	$ 6,329
Interest paid	$ 1,237	$ 68

14. FINANCIAL INSTRUMENTS

Fair Value

The fair value of the Company's accounts receivable, operating loan and accounts payable and accrued liabilities approximate their carrying value due to the short term nature of these financial instruments. The fair value of the term loan approximates its carrying value as it bears interest at market rates.

Foreign Exchange Risk

Certain of the Company's expenses are incurred in Canadian and Albanian currencies and are therefore subject to gains and losses due to fluctuations against United States dollar.

Commodity Price Risk

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. Currently, no such instruments have been initiated.

Interest Rate Risk

The Company is exposed to interest rate risk to the extent that its operating loan and term loan are at floating rates of interest.

Credit Risk

The majority of the Company's accounts receivable is from purchasers of the Company's oil and gas production. The collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the purchasers.

15. SUBSEQUENT EVENTS

a) On January 31, 2008, the Company announced a 66,666,666 common share non-brokered private placement at a price of CAD$0.90 per share. The financing was completed by March 4, 2008, and resulted in net proceeds of approximately $58,200 million after a financial advisory fee of $1,300 million.

b) In March 2008, the Company received approval for a $20,000 increase to its existing credit facility with a European financial institution based in Albania as follows:

   i) A new $20,000 operating loan facility was provided with an interest rate of one year LIBOR plus 3.5%. The term of the operating loan may be extended for further twelve month periods up to four times upon request by the Company and acceptance by the lender.

   ii) The existing $16,000 operating loan was converted to a five-year term facility bearing an interest rate of LIBOR plus 4.65%. The facility has no scheduled repayments during the first twelve months after which it is repayable in equal monthly instalments over a 48-month period.

corporate information

DIRECTORS

Robert Cross [1, 3]
Chairman

Abdel F. (Abby) Badwi
Director

Eric Brown [1, 2]
Director

Jonathan Harris [1, 2, 3]
Director

Ford NIcholson
Director

Victor Redekop [2]
Director

John Zaozirny [3]
Director

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Corporate Governance Committee

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbol: BNK, BNK.WT, and BNK.W.T.A.

Alternative Investment Market (AIM)

Trading Symbol: BNK and BNKW

LEGAL COUNSEL

DuMoulin Black LLP
Vancouver, B.C.

AUDITORS

KPMG LLP
Calgary, AB

CONSULTING ENGINEERS

RPS Petroleum Engineering Inc.
Calgary, AB

MHA Petroleum Consultants, Inc.
Lakewood, CO

EXECUTIVE

Abdel F. (Abby) Badwi
Chief Executive Officer

Richard Wadsworth
President

Douglas C. Urch
VP, Finance & Chief Financial Officer

Eugene Christensen
Vice President, Development

Suneel Gupta
Vice President, Business Development

Ian McMurtrie
Vice President, Exploration

Robert Petryk
Vice President & General Director, Albania

Wolf Regener
President, Bankers Petroleum (US) Inc.

Susan J. Soprovich
Vice President, Investor Relations & Corporate Governance

BANKERS

Bank of Montreal
Calgary, AB

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
600, 530 - 8 Avenue SW
Calgary, AB T2P 3S8
Phone: 1-800-340-4905
Email: service@computershare.com

Please contact Computershare Trust Company of Canada about: share certificates, transfer of shares or warrants, duplicate mailings and electronic delivery of shareholder documents or change of address.

2007 ANNUAL GENERAL MEETING

Friday, June 27, 2008 • 3:00 p.m. MST • Calgary Petroleum Club • 319 5 Avenue S.W., Calgary, Alberta, Canada

Bankers
PETROLEUM LTD.

HEAD OFFICE
Suite 400, 906 - 12 Avenue SW
Calgary, Alberta, Canada T2R 1K7
Phone: (403) 513-2699
Fax: (403) 228-9506
Email: investorrelations@bankerspetroleum.com

www.bankerspetroleum.com

Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2007, filed March 28, 2008

management's discussion and analysis

The following is management's discussion and analysis (MD&A) of Bankers Petroleum Ltd.'s (Bankers or the Company) operating and financial results for the year ended December 31, 2007, compared to the preceding year, as well as information and expectations concerning the Company's outlook based on currently available information. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, together with the notes related thereto. Additional information relating to Bankers, including its Annual Information Form, is on SEDAR at www.sedar.com or on the Company's website at **www.bankerspetroleum.com.**

All dollar values are expressed in U.S. dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The majority of the Company's production is heavy oil (reported in barrels), however, the company also uses the "barrels of oil equivalent" (boe) reference in this report to reflect U.S. natural gas sales. All boe conversions are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil, representing the approximate energy equivalency.

This report is prepared as of March 28, 2008.

NON-GAAP MEASURES

Netback per barrel and its components are calculated by dividing revenue, royalties, operating, sales and transportation expenses by the gross production volume during the period. Netback per barrel is a non-GAAP measure but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced.

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating and sales and transportation expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

Funds from operations is a non-GAAP measure that represents cash provided by (used in) operating activities, as per consolidated statements of cash flows, before changes in non-cash working capital. The Company considers this a key measure as it demonstrates its ability to generate the funds necessary for future growth. Reconciliation to the GAAP measure is as follows:

($00s)	2007	2006	2005
Cash provided by (used in) operating activities	**17,656**	8,174	(4,030)
Changes in non-cash working capital	**(6,480)**	(338)	(3,859)
Funds from (used in) operations	**24,136**	8,512	(171)

The non-GAAP measures referred to above do not have any standardized meaning prescribed by GAAP and therefore may not be compatible to similar measures used by other companies.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A respecting the Company and the Company's properties constitute forward-looking statements. The use of any of the words "target", "plans", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Such forward-looking information, including but not limited to statements as to production targets, timing of the Company's planned work program and management's belief as to the potential of certain properties, involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements.

Such factors include, among others, general risks and uncertainties associated with exploration, development, petroleum operations and risks associated with equipment procurement and equipment failure as well as those described under "Risk Factors" in the Company's Annual Information Form and in each MD&A. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause costs of the Company's program or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

BUSINESS PROFILE

Bankers Petroleum Ltd. is a Canadian-based oil and gas exploration and production company focused on maximizing the value of its heavy oil assets in Albania and shale natural gas assets in the United States. The Company is targeting growth in production and reserves through application of new and proven technologies by a strong, experienced technical team. Bankers operates in two distinct international areas: Albania (located northwest of Greece in South Eastern Europe) and the United States —through its subsidiaries, Bankers Petroleum Albania Ltd. and Bankers Petroleum (US) Inc. The majority of the Company's revenue is currently generated from its operations in Albania.

In Albania, Bankers operates and has the full rights to develop Patos Marinza heavy oilfield pursuant to a 25 year license agreement with the Albanian National Agency Resources (AKBN) and a Petroleum Agreement with Albpetrol Sh.A (Albpetrol), the state owned oil and gas corporation. The Patos Marinza oilfield is the largest onshore oilfield in continental Europe, holding approximately two billion barrels of original oil in placee. Bankers is also pursuing additional oilfield development opportunities in Albania.

In the United States, Bankers holds an average 75% working interest in an aggregate of approximately 400,000 net acres, covering four prospects in the Northern and Central regions of the United States, where it is currently pursuing the exploration and development of shale and tight sand gas plays. These prospects are located in four distinct basins that are considered to be prospective for natural gas. The Company is primarily focused on a development plan for its Ardmore basin in Oklahoma, where it commenced natural gas production and discovered reserves through the successful drilling of several horizontal wells.

OVERVIEW AND SELECTED ANNUAL INFORMATION

Results at a Glance

	2007	2006	2005
Financial ($000s, except as noted)			
Oil and gas revenue	**62,105**	31,586	13,709
Net operating income	**32,483**	13,111	3,921
Net loss	**(2,342)**	(1,561)	(3,498)
Basic and diluted loss per share	**(0.005)**	(0.004)	(0.011)
Funds from (used in) operations	**24,136**	8,512	(171)
Additions to property, plant and equipment	**80,703**	67,727	35,048
Total assets	**204,295**	138,030	56,846
Bank loans	**30,805**	6,772	—
Other long-term liabilities	**16,010**	4,719	282
Shareholders' equity	**139,036**	115,170	50,798
Operating			
Albania - crude oil			
Average production (bopd)	**4,724**	3,392	1,668
Average price ($/barrel)	**35.54**	25.51	22.52
Netback ($/barrel)	**18.53**	10.59	6.44
U.S. - natural gas, natural gas liquids (NGL) and condensate(1)			
Average natural gas production (mcf/d)	**154**	—	—
Average condensate & NGL production (bopd)	**13**	—	—
Average natural gas price ($/mcf)	**5.73**	—	—
Average condensate & NGL price ($/barrel)	**69.67**	—	—

(1) U.S. production commenced in September 2007

During the year, Bankers significantly increased its revenue, net operating income and funds from operations through well reactivations in Albania. The active well count in Albania increased to 164 at the end the of 2007 from 122 in 2006 and 67 in 2005.

In Albania, the average oil price increased to $35.54 per barrel from $25.51 per barrel in 2006 and $22.52 per barrel in 2005. The increase in 2007 was primarily related to the increased volume of crude oil exports at prices higher than that of domestic. The higher commodity price and export volumes experienced over the past year translated into higher year-over-year netbacks. Netback improved to $18.53 per barrel in 2007 from $10.59 per barrel in 2006 and $6.44 per barrel in 2005.

Consolidated cash capital expenditures increased to $80.7 million in 2007 from $67.7 million in 2006 and $35.0 million in 2005. In Albania, capital expenditures increased to $45.5 million in 2007 compared to $37.5 million a year ago, primarily due to an accelerated reactivation program and the completion of the central treatment facility. In the U.S., capital expenditures increased slightly to $34.9 million.

Shareholders' equity increased to $139.0 million in 2007 from $115.2 million in 2006 and $50.8 million in 2005.

Net Operating Income (millions)


$35
$30
$25
$20
$15
$10
$5
0
2005
2006
2007

Oil and Gas Revenues (millions)


$80
$60
$40
$20
0
2005
2006
2007

Funds from (used in) Operations (millions)


$25
$20
$15
$10
$5
0
$-5
2005
2006
2007

Highlights

Bankers accomplished several key achievements in both Albania and the United States in 2007 that advanced its plans to access additional reserves:

- In Albania, average production increased 39% to 4,724 bopd from 3,392 bopd in 2006. Exit production at year end 2007 was 5,337 bopd as compared to 4,406 bopd in 2006.
- In the U.S., the Company began selling natural gas and liquids in September from two of its shale wells located in Oklahoma.
- Revenue increased to $62.1 million from $31.6 million a year ago, an increase of 97%.
- Net operating income improved 148% to $32.5 million from $13.1 million in 2006.
- Bankers' Board and Executive team was strengthened with the addition of Abdel F. (Abby) Badwi as a Director and Strategic Advisor, Douglas C. Urch as Financial Advisor and Ian McMurtrie as Technical Advisor in November.
- The debt facility increased by $10.0 million to $31.0 million; total bank loans drawn at year end were $30.8 million. The total facility was further increased to $51.0 million in early 2008.

- Two equity financings were closed in March and November, representing 36.0 million common shares on a bought deal basis and 4.4 million units (comprised of 4.4 million each of common shares and warrants) through a private placement. The net proceeds from these issuances were $22.4 million.

Albania

- Total export volume and production increased in 2007, representing 53% of production at an average price of $42.25 per barrel.
- Export to a second Italian refinery began in March, providing benefit from higher prices.
- The central treatment facilities were completed in October, increasing oil treatment capacity of the Company to approximately 8,000 bopd.
- Construction of a thermal steam pilot was completed; testing and steam injection commenced in November.

United States

- In Oklahoma, Bankers drilled its first wells in the Ardmore Basin with successful results. First natural gas production began in September from two wells drilled during 2007.
  - A production facility was completed to handle 3.5 MMcf/d gross production from the Oklahoma Tishomingo gasfield; facility capacity can be increased to 7.0 MMcf/d with the addition of a compressor.
  - In Texas, the Company sold a 27% interest in the Palo Duro Basin to Palo Duro Energy Inc.; available proceeds were utilized to provide funds for the U.S. exploration program.

GROWTH STRATEGY

Bankers' strategy is focused on oil and gas assets that have long-life reserves with production growth potential. Employing its knowledge base and technical expertise, the Company is working to optimize its existing assets from the application of primary, secondary and enhanced oil recovery (EOR) extraction technologies, creating long-term value for shareholders. This will be accomplished through the attainment of its main objectives: increasing production, reserves, cash flow and net asset value.

Bankers' strategic priorities are to:

- Increase reserves and production;
- Maintain a strong balance sheet by controlling debt and managing capital expenditures;
- Control costs through efficient management of operations;
- Pursue new and proven technology applications to improve operations and assist exploration endeavours;
- Explore undeveloped acreage to identify and create development opportunities;
- Maintain a strong focus on employee, contractor and community health and safety; and
- Manage environmental and social performance to minimize negative ecological impacts and ensure continued stakeholder support.

In pursuing the long-term growth strategy, Bankers is primarily focused on accessing the heavy oil upside from its Albanian assets, which includes the effective implementation of the Patos Marinza development plan as well as applying EOR and secondary extraction techniques to increase the field's recoverable reserves.

In early 2008, the Company created a three-year plan for its Albanian assets that entails increased capital expenditures for vertical and horizontal infill drilling, as well as the initiation of waterflood development and thermal programs, to substantially increase production and reserves in 2008 and beyond. The successful execution of these plans are expected to achieve a target field production of 20,000 bopd by the end of 2010.

In addition, the Company's strategy involves identifying and acquiring other potential heavy oil opportunities in Albania to increase overall value. Subsequent to year end, Bankers announced the acquisition of a 50% interest in a private company which holds the rights to the Kucova oilfield in Albania, which has in excess of 490 million barrels of original-oil-in-place. Bankers also has an option to acquire the remaining 50% interest.

In the U.S., Bankers' strategy is focused primarily on implementing a development program and exploring the potential of the undeveloped acreage in its Tishomingo shale gas play in Oklahoma. In 2008, the Company will be focused on executing this development program and investigating an option to maximize shareholders' value for the U.S. assets and preserve future upside.

With the recent success in Oklahoma, the Company determined that the timing is right for Bankers U.S. to be restructured into a seperate entity in order to proceed with its own growth plans. As such, the Company will consider structuring alternatives in respect of Bankers U.S. over the next few weeks to determine the most optimal arrangment for this restructuring. Further details will be announced as they become available.

Key Performance Indicators

Key performance indicators relate to those factors that Bankers can directly affect, and are indicators of the Company's ability to provide long-term value to its shareholders. They include optimizing the cost of operations over time and improving exploration and development performance and operations through technology and best practices. Key measurements include operating costs, production volumes and safety performance. These key performance indicators are continuously reviewed and monitored.

In addition, strengthening relationships with employees, governments, communities and other stakeholders are important aspects of the business for Bankers. The effective management of these relationships allows the Company to tap into new growth opportunities and efficiently develop operations for the future.

CAPABILITY TO DELIVER RESULTS

Activity in oil and gas industry is subject to a range of external factors that are difficult to actively manage, including commodity prices, resource demand, regulator and environmental regulations and climate conditions. Bankers gives significant consideration to these factors and backs-up its strategy by employing and positioning necessary resources to deliver on its goals and commitment to increase value for shareholders. The Company focuses its capital on opportunities that provide the potential for the best returns. Comprehensive insurance policies are in place to help safeguard its assets, operations and employees. Relationships with stakeholders and key partners are carefully cultivated to assist in the Company's future development and growth. The experience of management and its technical team ensure that the Company can fulfill its commitment to deliver maximum value to its shareholders.

INDUSTRY AND ECONOMIC FACTORS

Commodity price and foreign exchange benchmarks for the past two years are as follows:

	2007	2006	%
Brent average oil price ($ per barrel)	**69.18**	65.14	6
U.S./Canadian dollar year end exchange rate	**0.9913**	1.1530	(14)
U.S./Canadian dollar average exchange rate	**1.0740**	1.1344	(7)

World crude oil prices increased significantly during the second half of 2007 due to: continuing strong demand in emerging economies such as China and India; political tensions in the Middle East and South America; and supply disruption concerns in Africa. The Brent crude oil price averaged as low as approximately $50.00 per barrel in January 2007 but strengthened during the course of the year, averaging $88.45 in the fourth quarter of 2007.

Bankers was partially sheltered during 2007 from the effects of these fluctuations in domestic prices to the Albanian Refining and Marketing Organization, Sh.A (ARMO) as the selling price of Bankers' crude to ARMO was fixed at 16,050 LEK per ton, ($27.97 per barrel).

The price received by the Company under its export contracts was tied to a combination of Brent crude and the prices of a basket of refined products, which yielded an average price of $44.25 per barrel during the year. For every $1.00 per barrel change in Brent crude during 2007, the Company's export revenues was impacted by approximately $900,000 on an annualized basis.

The appreciation of the Canadian dollar against its U.S. counterpart continued during 2007. This reflected the impact of the strong Canadian economy, fuelled by high commodity prices and the weakening economic picture in the U.S.

The fluctuations in the Canadian exchange rate affect the Company's Canadian dollar denominated head office overhead. The fluctuations also impact the Canadian dollar denominated short-term investments. The rise of the Canadian dollar after the March equity financing was largely responsible for a foreign exchange gain of $1.3 million in 2007.

RESULTS OF OPERATIONS

Production and Revenue

	2007	2006	%
Albania - crude oil			
Average production (bopd)	**4,724**	3,392	39
Average price ($/barrel)	**35.54**	25.51	39
US - natural gas, condensate & NGL			
Average natural gas production (mcf/d)	**154**	—	n/a
Average condensate & NGL production (bopd)	**13**	—	n/a
Average natural gas price ($/mcf)	**5.73**	—	n/a
Average condensate & NGL price ($/barrel)	**69.67**	—	n/a
Oil and gas revenue ($000)			
Albania	**61,289**	31,586	94
U.S.	**816**	—	n/a

Average Prices


$80
$60
$40
$20
0
Crude oil ($/barrel)
Natural gas ($/mcf)
Condensate/NGL ($/barrel)
2006
2007

Average Albania Production (boed)


5,000
4,000
3,000
2,000
1,000
0
2006
2007

During 2007, production continued to increase as more wells were reactivated in Albania, bringing the active well count to 164 from 122 in the preceding year. In 2007, the Company took over 122 total active wells from Albpetrol: 56 wells were successful and added to the producing well count by year-end; 40 wells were added to the non-producing well count (29 pending major workovers and 11 wells waiting on reactivation); 25 wells were added to the suspended well count pending further review (includes failures due to wellbore conditions and high water cut production); and one service well was added for water disposal. Total wells taken over in the field amount to 333 by year-end 2007. Average production increased 39% to 4,724 bopd from 3,392 bopd for the preceding year. The exit production rate was 5,337 bopd at 2007 year-end.

Bankers sold 47% of its crude domestically to ARMO at an average price of $27.97 per barrel during the year compared to $23.70 per barrel in 2006. The price increase resulted from a higher negotiated base and the appreciation of LEK against the U.S. dollar.

The Company exported the remaining crude to two Italian refineries under export sales contracts at an average price of $44.25 per barrel. The crude price under one of the contracts was determined by reference to a basket of refined products which fluctuates seasonally. The other contract was based on Brent pricing and an agreed upon differential.

The average oil price for the year was $35.54 per barrel, up 39% from $25.51 per barrel for the preceding year due to the increase in exports (from 37% in 2006 to 53% of production in 2007) and higher export and domestic prices. Oil revenue in Albania for the year was $61.3 million, an increase of 94% over the $31.6 million for the preceding year.

In mid-September, the Company commenced natural gas sales in the U.S. Revenue for 2007 amounted to $816,000 for net production of 125 boed.

Royalties, Direct Expenses and Netbacks

Royalties in Albania are calculated pursuant to the Petroleum Agreement with Albpetrol, and consist of Albpetrol's pre-existing production and a 1% gross overriding royalty on new production. Royalties increased to $4.21 per barrel from $3.02 per barrel compared to the preceding year although the overall royalty remained consistent at 12% on a total dollar basis. The increase in royalties on a per barrel basis was related to higher commodity prices and an increase in Albpetrol's share of production, which increased to 14.7% of total production in 2007 compared to 12.3% in 2006. An accelerated well take-over program resulted in a higher proportionate share of production for Albpetrol prior to generating a proportionate increase in Bankers' share of production volume.

Albania Netback ($/barrel)


$20
$15
$10
$5
0
2006
2007

Operating expenses increased slightly in 2007 to $10.37 per barrel from $10.08 per barrel in 2006. This increase was primarily due to higher personnel, repairs and maintenance and energy costs. Economies of scale from increasing production softened the impact on unit cost per barrel as approximately 50% of operating expenses are fixed in nature. Sales and transportation expenses increased to $2.43 per barrel from $1.82 per barrel in the preceding year. This increase was directly related to the incremental costs of additional transportation, inspection and port fees associated with higher crude oil exports. Export volumes represented 53% of total in 2007, compared to 37% in 2006.

The Company's netback improved 75% to $18.53 per barrel from $10.59 per barrel in 2006 as a result of higher oil prices received from increased export shipments.

Netback - Albania

($/barrel)	2007	2006	%
Average price	**35.54**	25.51	39
Royalties	**4.21**	3.02	39
Sales and transportation	**2.43**	1.82	34
Operating expenses	**10.37**	10.08	3
Netback	**18.53**	10.59	75

Due to the low production volumes in the U.S. operations, 2007 U.S. netback is not representative of future operations.

General and Administrative Expenses

General and administrative expenses (G&A) for the year were $8.3 million, net of capitalization, compared to $5.7 million for 2006, an increase of 46%. The increase in G&A reflects higher personnel costs with the addition of new employees, higher consulting fees and travel expenses related to the Company's operating and financing activities, and the strengthening of the Canadian dollar against the U.S. dollar. Despite the increase, G&A increased seven percent on a per barrel basis in nominal terms to $4.82 in 2007 from $4.52 in 2006 as a result of higher production.

During the year, the Company capitalized $3.0 million of G&A compared to $1.2 million for the preceding year in Albania and the United States. These expenses were directly related to acquisition, exploration and development activities.

Non-cash stock-based compensation expense pertaining to options vested and/or granted to officers, directors, employees and service providers were $3.8 million (2006 - $2.4 million). Of this amount, $3.4 million (2006 - $2.3 million) was charged to earnings and $447,000 (2006 - $115,000) was capitalized.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expenses for the year were $9.4 million compared to $4.9 million for 2006. The increase in depletion, depreciation and accretion expenses reflects higher production in Albania, commencement of production of natural gas and liquids from its U.S. operation and increase in depletable assets. The Company's independent reserve evaluation prepared in accordance with the National Instrument 51-101 had proved gross reserves of 53.4 million barrels at December 31, 2007, compared to 44.2 million barrels established in 2006.

Future Income Tax Expense

($000)	2007	2006
Net book value of property, plant and equipment (Albania)	**91,600**	54,700
Cost recovery pool	**(64,800)**	(48,500)
Timing difference	**26,800**	6,200
Future income tax liability (50%)	**13,400**	3,100
Less:		
Future income tax liability carried forward	**3,100**	300
Future income tax expense for the year	**10,300**	2,800

Future income liabilities result from the temporary differences between carrying value and tax values of its Albanian assets and liabilities.

Bankers is presently not paying cash taxes in any jurisdiction. The Company's cost recovery pool in Albania is $64.8 million. In Canada, the Company has non-capital losses of approximately $13.9 million, the benefit of which has not been recognized in the financial statements. In the U.S., the Company is not expected to be taxable for the foreseeable future.

Net Loss for the Year and Funds from Operations

The Company recorded a net loss of $2.3 million ($0.005 per share) during the year compared to a net loss of $1.6 million ($0.004 per share) for the preceding year.

Funds from operations in 2007 were $24.1 million compared to funds from operation of $8.5 million for 2006. The increase in funds from operations is primarily attributable to higher production from Albanian operations and higher oil prices during 2007.

Significant Developments in 2007

Bankers had several key events during the year that impacted its overall profitability and its future direction. This included increased exports and the initiation of a thermal cyclic steam project in Albania, drilling success in Oklahoma and the addition of strategic advisors to the management team.

In Albania, increased exports and higher world oil prices significantly improved netbacks by 75% to $18.53 per barrel from $10.59 per barrel in 2006. Renegotiated domestic and export prices subsequent to year end is anticipated to provide higher netbacks in 2008.

In November, the construction of a pilot thermal steam project was completed and testing and steam injection commenced. The objective of the testing was twofold: to learn the reservoir response and to implement the steaming techniques in field conditions. In February 2008, initial results were announced: flowback and production of condensed water and oil was encouraging with estimated oil production reaching over 150 bopd during the first few days of production. The well subsequently experienced casing collapse, which was not unexpected as the project was utilizing existing, older wellbores. The Company has made adjustments to place the well back on production in a non-optimized configuration; the well is producing at approximately 25 bopd to 30 bopd as optimization continues.

In Texas, a 27% interest in the Palo Duro Basin was sold to Palo Duro Energy Inc. for a total consideration of $19.5 million in May. The cash received was used in funding the 2007 U.S. capital program.

Bankers' Woodford shale project in Oklahoma, U.S., proved capable of shale production during 2007. The successful drilling of five wells in the Tishomingo field, Ardmore basin, established first commercial natural gas sales for the Company and resulted in 45.8 BCFe of proved plus probable reserves at December 31, 2007. The success in this area has led to plans for an additional development drilling program for 2008, which is expected to substantially increase production and reserves.

From a corporate perspective, Bankers management team welcomed the addition of three individuals as strategic advisors in November 2007: Abdel F. (Abby) Badwi as Strategic Advisor; Douglas Urch as Financial Advisor; and Ian McMurtrie as Technical Advisor. Their experience with Rally Energy Corp.'s Egyptian heavy oilfield is viewed as synergistic to the Patos Marinza heavy oilfield. In addition, Mr. Badwi joined Bankers' Board of Directors.

SUBSEQUENT EVENTS

Bankers' executive team was strengthened in late January 2008 with the addition of Abdel F. (Abby) Badwi as CEO, Douglas Urch as Vice President, Finance and CFO, and Ian McMurtrie as Vice President, Exploration. Richard Wadsworth continues as President and Chief Operating Officer while Juneyt Tirmandi has stepped down from the position of CFO and continues in the role of Financial Advisor.

Effective January 1, 2008, the Company renegotiated its domestic crude oil sales agreement with ARMO, renewed its export agreement with one of the Italian refineries and finalised a new agreement with a second Italian refinery. The new domestic price compares favourably to the previous contract, becoming competitive with export pricing. Bankers expects that its overall average price will approximate 56% of the Brent oil price for 2008, dependent upon total domestic versus export volumes. Based on the average 2007 Brent price of $69.18 per barrel, this translates into an average price of $38.65 per barrel compared to $35.54 per barrel in 2007, an increase of 9%. At higher Brent prices the impact will be more pronounced as domestic volumes as well as exports will be sensitive to increases in Brent.

In February 2008, the Company issued 66,666,666 common shares pursuant to a non-brokered private placement at a price of CDN$0.90 per share. The financing resulted in net proceeds of approximately $58.2 million.

In March 2008, Bankers increased its debt facilities with Raiffeisen Bank in Albania to $51.0 million. The new facilities are comprised of two term loans in the amount of $15.0 and $16.0 million respectively and a $20.0 million operating facility.

In Albania, Bankers completed an Addendum in March 2008 to its Plan of Development, that outlined the technical, capital and production profiles for the Patos Marinza oilfield. Under this Addendum, Bankers plans to access additional reserves through the application of infill vertical and horizontal well drilling, and waterflood and thermal techniques. The initiation of these additional programs is expected to increase Bankers' production volume to 20,000 bopd by the end of 2010, and significantly increase ultimate resource recovery.

Total development costs are anticipated to be approximately to $370.0 million over the three-year plan and will be primarily funded from working capital and future funds from operations. The Patos Marinza oilfield is estimated to contain some two billion barrels of original-oil-in-place with current recovery being approximately 6%.

CAPITAL EXPENDITURES

($000)	2007	2006	%
Albania	45,507	37,480	21
United States	34,893	30,166	16
Canada	303	81	274
	80,703*	67,727*	19

* Excluding non-cash capital expenditures

Bankers spent $30.6 million on well reactivations in Albania during 2007. The balance of the expenditures was incurred on completion of the central treatment facilities ($9.2 million), water disposal system ($1.0 million), miscellaneous expenditures and capitalized G&A. In 2006, the Company spent $25.0 million on well reactivations, $1.8 million on central treatment facilities and the balance of the expenditures was related to miscellaneous expenditures and capitalized G&A.

In the U.S., Bankers incurred $24.1 million on drilling and evaluation costs of wells drilled and tested in Oklahoma, Texas and New York in 2007. Other capital expenditures included: processing facilities and gathering lines of $0.6 million; lease acquisition costs of $8.1 million; geological and geophysical of $0.9 million; and capitalized G&A of $0.7 million. In 2006, Bankers spent $13.9 million for drilling and evaluation costs, $0.3 million on geological and geophysical expenditures, $15.2 million on lease acquisitions and $0.3 million on capitalized G&A. Lease acquisition costs included the acquisition of four shale gas prospects from Vintage Petroleum LLC for $10.0 million, excluding the non-cash share consideration of $20.0 million.

LIQUIDITY AND CAPITAL RESOURCES

In March 2007, Bankers issued 36 million units, consisting of one common share and one-half of one common share purchase warrant, for net proceeds of $20.2 million on a bought-deal basis. An additional 4.4 million units were issued to Bankers' new executive advisors for net proceeds of $2.2 million in November. Each unit consisted of one common share and one non-transferable share purchase warrant.

At December 31, 2007, Bankers had a working capital deficiency of $9.6 million and a long-term bank loan of $11.2 million. The Company's $31.0 million credit facility with a European financial institution was nearly fully utilized at December 31, 2007, with the revolving operating loan at $15.8 million and the five-year term loan at $15.0 million. In March 2008, Bankers received approval for a $20.0 million increase to this credit facility. Subsequent to year end, the Company issued 66.7 million common shares pursuant to a private placement for net proceeds of $58.2 million.

Capital expenditures for Albania and the U.S. are estimated to be approximately $77.0 million and $45.0 million, respectively, for 2008. Bankers anticipates that it has sufficient capital resources to fund Albania's 2008 capital expenditure program and to meet working capital requirements through funds from operations, available credit facilities and working capital. Significant changes in expected commodity prices could impact funds from operations.

Funds raised by the equity financing and revenue from production in the U.S. operation are expected to be sufficient to fund planned U.S. capital expenditures over the first half of 2008. Bankers will consider various options to obtain required capital for the remainder of the program.

Plan of Development

Bankers has no capital expenditure commitment for the Patos Marinza oilfield under the Petroleum Agreement. Bankers annually submits a work program to AKBN which includes the nature and the amount of capital expenditures to be incurred during that year. Significant deviations in this annual program from the Plan of Development will be subject to AKBN approval. The Petroleum Agreement provides that disagreements between the parties will be referred to an independent expert whose decision will be binding. The Company has the right to relinquish a portion or all of the contract area. If only a portion of the contract area is relinquished then the Company will continue to conduct petroleum operations on the portion it retains and the future capital expenditures will be adjusted accordingly.

Commitments

The Company has long-term lease commitments in Canada, Albania and the U.S. The minimum lease payments for the next five years are $1.1 million and outlined as follows:

($000)	Canada	Albania	U.S.	Total
2008	174	214	74	462
2009	174	49	56	279
2010	174	38	—	212
2011	174	—	—	174
2012	7	—	—	7
	703	301	130	1,134

The $15.0 million term loan is repayable in equal monthly instalments over a 48-month period commencing January 1, 2008. Of the amount outstanding, $3.8 million was classified as a current liability and $11.3 million as long-term debt. Principal repayments of the term loan over the next five years are as follows:

($000)	
2008	3,750
2009	3,750
2010	3,750
2011	3,750
	15,000

RELATED PARTY TRANSACTIONS

Bankers' contracts with a Canadian drilling company for the provision of rigs and other oil well services at industry competitive rates. Victor Redekop, a Director of Bankers, is a principal shareholder and officer of this company. During 2007, the Company transacted $9.6 million of services compared to $9.4 million for 2006. The services can be terminated upon 60 days notice at the election of the Company. At December 31, 2007, the Company owed $1.5 million (2006 - $878,000) to the drilling company.

In addition, the Company entered into a put option agreement with the drilling company in November 2007. Under the agreement, the drilling company may require the Company to purchase certain assets from it at an independently appraised value but not less than $2.5 million at its sole discretion. The put option agreement expires on May 16, 2010.

Bankers also paid $59,000 (2006 - $56,000) for rent and office services to a company related by way of common directors during 2007. The accounts payable to this company at December 31, 2007 was $5,000.

QUARTERLY SUMMARY

Below is a summary of Bankers' performance over the last eight quarters.

2007

($000s, except as noted)	First Quarter	$/boe	Second Quarter	$/boe	Third Quarter	$/boe	**Fourth Quarter**	**$/boe**	Year	$/boe
Albania - crude oil										
Average production (bopd)	4,388		4,314		4,753		**5,429**		4,724	
Oil revenue	10,739	27.19	12,913	32.89	16,239	37.14	**21,398**	**42.84**	61,289	35.54
Royalties	1,440	3.65	1,682	4.28	1,922	4.40	**2,207**	**4.42**	7,251	4.21
Sales and transportation	775	1.96	1,007	2.56	1,068	2.44	**1,332**	**2.67**	4,182	2.43
Operating expenses	4,014	10.16	4,048	9.91	4,535	10.37	**5,303**	**10.93**	17,900	10.37
Net operating income	4,510	11.42	6,176	16.14	8,714	19.93	**12,556**	**24.82**	31,956	18.53

2006

($000s, except as noted)	First Quarter	$/boe	Second Quarter	$/boe	Third Quarter	$/boe	Fourth Quarter	$/boe	Year	$/boe
Albania - crude oil										
Average production (bopd)	2,474		3,175		3,776		4,113		3,392	
Oil revenue	5,689	25.55	7,407	25.64	9,240	26.63	9,250	24.44	31,586	25.51
Royalties	679	3.05	860	2.98	1,055	3.04	1,149	3.04	3,743	3.02
Sales and transportation	373	1.68	480	1.66	728	2.10	670	1.77	2,251	1.82
Operating expenses	2,741	12.31	2,862	9.91	3,141	9.05	3,737	9.88	12,481	10.08
Net operating income	1,896	8.51	3,205	11.09	4,316	12.44	3,694	9.75	13,111	10.59

2007

U.S. - natural gas, condensate & NGL

($000s, except as noted)	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**	Year
Average natural gas production (mmcf/d)	—	—	127	**462**	154
Average condensate & NGL production (bopd)	—	—	15	**37**	13
Average natural gas price ($/mcf)	—	—	5.18	**5.91**	5.73
Average condensate & NGL price ($/barrel)	—	—	59.08	**73.35**	69.67
Net operating income	—	—	120	**407**	527

* Due to low production volumes in the U.S. operations, 2007 U.S. netback is not representative of future operations.

** Production from the U.S. operations commenced September, 2007.

2007

($000s, except as noted)	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**	Total
Financial					
Oil and gas revenues	10,739	12,913	16,392	**22,061**	62,105
General and administrative	1,659	1,824	1,975	**2,853**	8,311
Funds from operations	2,852	4,792	6,420	**10,072**	24,136
Net income (loss)	(1,050)	600	264	**(2,156)**	(2,342)
Basic and diluted earnings (loss) per share	(0.002)	0.001	0.001	**(0.005)**	(0.005)
Total assets	168,005	175,550	185,652	**204,295**	204,295
Bank loans	15,987	19,471	25,967	**30,850**	30,850

2006

($000s, except as noted)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Financial					
Oil and gas revenue	5,689	7,407	9,240	9,250	31,586
General and administrative	972	1,450	1,422	1,820	5,664
Funds from operations	723	3,251	2,950	1,588	8,512
Net income (loss)	(993)	(253)	(208)	(107)	(1,561)
Basic and diluted earnings (loss) per share	(0.002)	(0.001)	(0.001)	(0.000)	(0.004)
Total assets	98,930	124,321	127,106	138,030	138,030
Bank loans	—	—	—	6,772	6,772

Quarterly Variable

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company's control such as seasonality and exchange rates.

- Seasonality of winter operating conditions combined with the timing of transfer of wells from Albpetrol results in production increases that are typically higher in the second and third quarters. As new wells come on stream, there is a build-up period in production, higher sand production and higher well servicing costs, which is typical for heavy oil wells in the first year of production. In addition, production levels can be affected by water disposal constraints, mechanical wellbore and isolation failures, increased water production coming from shallower and deeper zones, and a shortage of rig workover capacity and specialised well servicing equipment.
- The increase in royalties is related to higher oil prices and the greater number of wells being taken over from Albpetrol, which results in higher pre-existing production.
- The relative stability of operating expenses is a part of a continuing trend that results from operating efficiencies gained through greater experience in field operations and economies of scale as the proportionate share of fixed operating expenses decline with production increases.
- Depreciation of the U.S. dollar against all major currencies during the past two years had the effect of increasing operating costs and the investment in property, plant and equipment.
- The increase in G&A reflects the addition of new employees and consultants, higher travel expenses related to the Company's operating and financing activities; increased public company compliance costs; and the strengthening of the Canadian dollar against the U.S. dollar.

Fourth Quarter 2007

In Albania, higher prices, additional export volumes and increased production are the primary reasons for the substantial increase in oil revenue during the fourth quarter of 2007 over the same period in 2006. Production averaged 5,429 bopd during fourth quarter 2007 compared to 4,113 bopd during the fourth quarter of 2006. The Company exported 58% of its crude oil during this period compared to 30% in 2006.

When compared to the preceding quarter in 2007, revenue also increased as a result of higher production and increased export volumes and prices. During the fourth quarter the Company averaged $52.70 per barrel in export prices compared to $44.37 per barrel in the preceding quarter. Much of this increase was related to higher world crude oil prices. As a consequence, the Company's average price increased 75% to $42.84 per barrel during the fourth quarter of 2007 compared to $37.14 per barrel during the third quarter and $24.44 per barrel in 2006.

Operating expenses during the fourth quarter were $10.93 per barrel, up from $10.37 per barrel during the third quarter and $9.88 per barrel during the same period in 2006. This increase was due to higher subcontracting, personnel and down-hole equipment costs resulting from accelerated well take-overs without a proportionate increase in production.

Sales and transportation expenses increased modestly by 9% to $2.67 per barrel compared to $2.44 per barrel during the preceding quarter, but increased 51% from over a year ago.

The increase reflects the higher proportionate share of exports in overall production: 58% of crude was exported in the fourth quarter compared to 55% for the third quarter and 30% in the fourth quarter of 2006.

Oil & gas Revenue (millions)



$25
$20
$15
$10
$5
0
Q4 '06
Q4 '07

The Company continued to improve its netback during the fourth quarter and reached a new high of $24.82 per barrel compared to $19.93 per barrel for the preceding quarter and $9.75 per barrel for the fourth quarter in 2006, increases of 25% and 155%, respectively.

Average Albanian Production (boed)



6,000
5,000
4,000
3,000
2,000
1,000
0
Q4 '06
Q4 '07

As a result of these factors, funds from operations improved to $10.1 million from $6.4 million during the third quarter. Funds from operations were $1.6 million for the same period in 2006. Net loss for the quarter was $2.2 million compared to net earnings of $264,000 for the third quarter and a loss of $107,000 for the same period in 2006.

During the fourth quarter of 2007, Bankers incurred $7.6 million of capital expenditures on well reactivations; $787,000 on central treatment facilities; and $590,000 on water treatment facilities in Albania. The balance of the expenditures was incurred on ecology pit construction, miscellaneous expenditures and capitalized G&A. The Company spent $4.7 million on well reactivations and $1.1 million on central treatment facilities in Albania in the fourth quarter of 2006.

Albanian Netback ($/barrel)



$25
$20
$15
$10
$5
0
Q4 '06
Q4 '07

In the U.S., Bankers spent $7.5 million on the drilling and evaluation costs of wells in Oklahoma and Texas in the fourth quarter of 2007. Processing and gathering line costs amounted to approximately $0.2 million. Approximately $0.6 was related to lease acquisition costs with the balance as capitalized G&A. An additional $0.7 million was spent on lease acquisitions in the U.S. for the same period in 2006.

OUTSTANDING SHARE DATA

There were approximately 453 million and 519 million shares outstanding on December 31, 2007 and March 28, 2008, respectively. In addition, the Company had approximately 75 million and 80 million stock options and warrants outstanding as of the same dates, respectively.

Officers and executives of the Company have approximately eight percent direct ownership in the Company. This creates an alignment with shareholders and a team that is dedicated to activities that support future value creation.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are disclosed in Note 2 to the Audited Consolidated Financial Statements. Preparation of financial statements in accordance with GAAP requires that management make estimates that affect the reported amount of assets, liabilities, revenues and expenses. The estimates used in applying these critical accounting policies for property, plant and equipment are as follows:

Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment, overhead charges directly related to acquisition, exploration and development activities and asset retirement costs.

Depletion and Depreciation

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross reserves determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units of six thousand cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value. Costs of acquiring and evaluating unproved properties are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 per cent in a particular country cost centre, in which case a gain or loss on disposal is recorded.

Office and computer equipment are depreciated on the declining balance method at rates of 20 to 30 percent.

Ceiling Test

The Company uses Canadian standards for full cost accounting and for the ceiling test calculation pertaining to the measurement of impairment of petroleum and natural gas properties. In applying the full cost method, the Company evaluates petroleum and natural gas assets to determine that the carrying amount in each cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and the market of unproved properties exceeds the carrying amount of the cost centre. When the carrying amount is not recoverable, an impairment loss is recognized to the extent the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties of the cost centre.

Asset Retirement Obligations

The fair value of estimated asset retirement obligations is capitalized to property, plant and equipment when the liability is incurred. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and facilities. Asset retirement costs for oil and gas properties are amortized as part of depletion and depreciation using the unit-of-production method.

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual remediation expenditures incurred are charged against the accumulated obligation.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments —recognition and measurement and financial instruments —presentation and disclosures. Prior periods have not been restated.

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available-for-sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when impaired.

Cash and cash equivalents are held-to-maturity investments and the fair values approximate their carrying value due to their short-term nature. Accounts receivable is classified as loans and receivables and the fair value approximates their carrying value due to the short-term nature of these instruments. The accounts payable and accrued liabilities are classified as other financial liabilities and the fair value approximates their carrying value due to the short-term nature of these instruments. The operating loan and term loan are classified as other financial liabilities and their fair value approximates their carrying value as they bear interest at market rates. The Company has not designated any financial instruments as held-for-trading.

In addition, the Company has designated its investment in the units of Palo Duro Energy Inc. as available-for-sale.

The Company has elected to expense transaction costs as incurred.

NEW ACCOUNTING STANDARDS

Two new Canadian accounting standards have been issued that will require additional disclosure in the Company's financial statements commencing January 1, 2008, regarding financial instruments, as well as capital and how it is managed. Effective January 1, 2008, the Company will also be required to adopt a new Canadian accounting standard on inventories which establishes standards for the measurement and disclosure of inventories including guidance on the determination of cost.

Management is in the process of evaluating the effects these standards will have on the Company.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed in regulatory filings is recorded, processed, summarized and reported within the time periods specified and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Bankers Chief Executive Officer (CEO) and Vice President, Finance & Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures. The evaluation took into consideration the processes, systems and capabilities relating to regulatory filings, public disclosures, and the identification and communication of material information as well as the functioning of the officers, the board of directors, and board committees. Based on this evaluation, management has concluded that the Company's disclosure controls are effective to provide reasonable assurance that material information relating to the Company is made known to management on a timely basis. It should be noted that there was a change to Bankers' management team with the addition of Abdel F. Badwi as CEO and Douglas C. Urch as Vice President, Finance and CFO. Richard Wadsworth remains as President and Juneyt Tirmandi (past CFO) has been retained as Financial Advisor to provide continuity.

There have been no significant changes to Bankers' disclosure controls or in other factors that could significantly affect these controls subsequent to the evaluation date and the filing date of the MD&A.

INTERNAL CONTROLS AND OVER FINANCIAL REPORTING

The CEO and CFO are responsible for designing, or causing to be designed, internal controls over financial reporting as defined in Multilateral Instrument 52-109 in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian GAAP. There have been no changes to Bankers' internal control over financial reporting that occurred during the year ended December 31, 2007, that have materially affected, or are reasonably likely to affect the Company's internal controls over financial reporting.

OUTLOOK

Bankers is taking a focused approach to long-term growth with the three-year strategic plan for Albania that was announced in March 2008. The Patos Marinza oilfield holds great potential for further development through continued reactivation of existing wellbores, vertical and horizontal infill drilling, and waterflood and thermal oil recovery projects. The implementation of this plan provides the opportunity to achieve a production target of 20,000 bopd and substantially increase resource recovery by the end of 2010. The heavy oil expertise and knowledge of Bankers' employees will be applied in a focused manner, maximizing the potential upside of its development and exploration opportunities in Albania.

Albania:

- Increase annual average crude oil production and year end reserves.
- Improve netbacks from 2007 levels through increased domestic and export prices, operating cost reductions and efficiencies.
- Initiate a program of infill drilling of vertical and horizontal wells, a waterflood program and an eight well thermal steam pilot project; this will be in addition to the regular program of well reactivations.

U.S.:

- Bankers will continue the development program for its Oklahoma Woodford shale gas play while determining the most optimal arrangement for restructuring of the U.S. assets to maximize shareholder value.







END